May 8 , 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc. Registration Statement on Form S-4 Filed February 13, 2012 File No. 333-179486 Registration Statement on Form S-11 Filed February 13, 2012 File No. 333-179485

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Form S-4 Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (File No. 333-179486) (the “Form S-4 Registration Statement”), Amendment No. 1 (“Form S-11 Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-179485) (the “Form S-11 Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 14, 2012.

For convenience of reference, each Staff comment contained in your March 14, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of each of the Form S-4 Amendment No. 1 and the Form S-11 Amendment No. 1, filed by the Company on the date hereof, two copies of which have been marked to reflect changes made to the Form S-4 Registration Statement or Form S-11 Registration Statement, as applicable, filed with the Commission on February 13, 2012 (the “Marked Copies”). The changes reflected in the Form S-4 Amendment No. 1 and the Form S-11 Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Form S-4 Registration Statement or the Form S-11 Registration Statement, as applicable. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-4 Registration Statement or the Form S-11 Registration Statement shall have the meanings set forth in the Form S-4 Registration Statement or the Form S-11 Registration Statement, as applicable. Please note that references to “we,” “our” and “us” refer to the Company or the supervisor, as applicable.

May 8, 2012

General

1.	The comments and page references below refer to the Form S-4 as filed on February 13, 2012. To the extent the comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly. We may have further comments on the Form S-11.

We acknowledge the above comment.

2.	Please provide us with copies of any reports, opinions, or appraisals provided to management of the supervisor in connection with the proposed transaction. Such materials should include all presentations made by the independent valuer.

We are providing to the Staff supplementally pursuant to a confidentiality request the Project Legacy Fairness Analysis dated November 2011, which was submitted to the supervisor in connection with its consideration of the consolidation and was not intended for public disclosure, and which was the only report, opinion, or appraisal provided by Duff & Phelps, LLC to the management of the supervisor, other than the form of fairness opinion attached as Appendix A to the Form S-4 prospectus and the Appraisal attached as Appendix B to the Form S-4 prospectus.

3.	Please include updated financial statements in your next amendment.

Amendment No. 1 to each of the Form S-4 and Form S-11 includes updated financial statements.

4.	With respect to the third-party portfolio proposal, please explain how you intend to comply with Section 14(a) of the Securities Exchange Act of 1934. We may have further comments.

We supplementally advise the Staff that we believe the proposal concerning the third-party portfolio proposal is in compliance with Section 14(a). Such proposal asks participants in the subject LLCs to authorize the supervisor to approve a disposition of the assets of each of the subject LLCs as part of a future, currently unidentified portfolio transaction by the subject LLCs and the private entities that would be part of the consolidation on terms to be approved by the supervisor. The proposal does not seek approval of a specific sales transaction which would require us to provide the disclosure in Items 14 and 15 of Schedule 14A. The supervisor has not received a specific sales proposal.

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We believe that the need to submit to investors this proposal for approval in advance of receiving a specific third-party offer to acquire the portfolio is unique to the current situation.

In the current situation, the Company and the subject LLCs are pursuing both a public solicitation seeking consent to the consolidation of multiple entities pursuant to the Form S-4 and an IPO. If the company were unable to solicit the consent to the authorization of the supervisor to approve a third party proposal at the same time as the solicitation of the consolidation, as discussed below, it could significantly impact the ability to consent to a third party proposal that could be beneficial to investors.

We believe that it is possible that the filing of the Form S-4 and Form S-11 might attract a third-party offer for the entire portfolio and that it is necessary to obtain authorization from participants in advance of a specific proposal in order for it to be considered as a possible alternative to the consolidation and the IPO. If a proposal authorizing the supervisor to approve a third party portfolio transaction cannot be submitted to participants in advance of a third-party offer to acquire the portfolio, we believe that the delay resulting from the need to file a proxy statement on Schedule 14A and commence solicitation of participants at such time would make it impractical to consider such a proposal as an alternative to the consolidation and the IPO and could therefore result in material economic loss to the participants. Solicitation of consents from multiple entities would involve considerable time and expense to prepare necessary documentation and undergo SEC review and complete the solicitation process. It would be difficult to consider a proposal for a third-party portfolio transaction without interfering with the IPO, unless the supervisor can submit the proposal to the participants in advance as currently proposed.

Thus, we believe that the practical consequences of not being able now to solicit investor consents for the third-party portfolio transaction would be that the supervisor might well decide not to pursue a third-party portfolio transaction if it received an offer to do so, since the participant approval of such a third-party portfolio transaction would take many months and the outcome of the solicitation would be uncertain given the super-majority 90% and 80% required vote.

We respectfully submit that the disclosure in the Form S-4 prospectus satisfies the requirements of Schedule 14A. We believe that Item 20 of Schedule 14A provides the applicable disclosure requirement for the third-party portfolio proposal. We believe that the disclosures contained in the Form S-4 prospectus satisfy the requirements of Item 20. The material terms of the authorization of the supervisor to approve a third-party portfolio transaction are set forth on page 184 of the Form S-4 prospectus under the heading “Third-Party Portfolio Proposal.” The risks relating to the transaction, including

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the fact that participants do not have information concerning any transaction at the time they vote, and the conflicts of interest and benefits to the Malkin Holdings group in connection with a third-party portfolio transaction, are disclosed.

Items 14 and 15 of Schedule 14A provide the disclosure requirements for a sale of assets. Because the portfolio sale proposal is a proposal to grant authority to the supervisor, rather than to approve a specific sales proposal, we do not believe that these sections apply. However, we note that the disclosures in the Form S-4 provide the information required under Item 14 of Schedule 14A (i.e., the information concerning the acquired company), other than the information concerning the specific sales transaction which is not currently available. Both Rule 409 under the Securities Act and Rule 12b-21 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (which applies to reports filed under the Exchange Act, but should be equally applicable to proxy statements) specifically state that information required in a filing need be given only insofar as it is known or reasonably available to a registrant. Since there is not yet a specific proposal for a portfolio transaction and that information is disclosed in the Form S-4 prospectus, information as to the terms of the proposal can be omitted, consistent with these rules. The disclosures on page 95 of the Form S-4 prospectus under “Risk Factors – Risks Related to a Third-Party Portfolio Transaction” make it clear that investors will not know of the terms of a third-party portfolio transaction at the time they give their consent. If action is to be taken with respect to an acquisition or disposition of a property, Item 15 would require disclosure relating to such property and the material features of the transaction. The disclosures concerning the properties included in the Form S-4 address the description of the property. Because there is no specific sales transaction being approved, there are no specific terms for any transaction, and the remaining requirements of Item 15 are not applicable to the proposal.

5.	We note that you may purchase shares from investors who make the cash election for 12 – 15% of the Class A common stock issuable to them, and that you may be selling shares to the public at the same time. Please provide an analysis as to how the transaction complies with Regulation M.

In response to the Staff’s comment, the Company has revised the disclosure under the Q&A section and the sections “ Summary – The Consolidation – Principal Components of the Consolidation,” “ Summary – The Consolidation – What You Will Receive if Your Subject LLC is Included in the Consolidation” and “Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation” on pages 5, 40, 54 and 140, respectively, of the Form S-4 prospectus and under the sections “Prospectus Summary – The Company – Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Formation Transactions” and “Structure and Formation of Our Company – Formation Transactions” on pages 12, 82 and 223 of the Form S-11 prospectus to clarify that the Company will not purchase the Class A common stock from the investors who make the cash election but rather will pay cash consideration to such investors in the consolidation equal to the value of the Class A common stock (less the underwriting discount per share paid by the Company in the IPO) such investor would otherwise receive.

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In further response to the Staff’s comment, the Company supplementally advises the Staff that Rule 102 of Regulation M prohibits an issuer from bidding for or purchasing a covered security during the applicable restricted period. Under Rule 101 of Regulation M, a covered security means “any security that is the subject of a distribution, or any reference security.” Since the Company will not be purchasing Class A common stock from the investors who make the cash election but rather will pay such investors cash in exchange for the participation interests such investors own in the subject LLCs, Regulation M is not applicable to the transaction.

6.	Please confirm that you will distribute the prospectus to security holders no later than the lesser of 60 calendar days prior to the date on which action is to be taken or the maximum number of days permitted for giving notice under applicable state law. Please see Instruction I.2. to Form S-4.

We confirm that the prospectus/consent solicitation will be distributed to security holders no later than 60 days prior to the date on which action is to be taken. The Form S-4 provides for a solicitation period of not less than 60 days.

7.	Please clearly disclose how you will determine the enterprise value of the company. We note the methodology set forth on Schedule 1.8 to the Contribution Agreement.

The disclosure has been revised on page viii of the Form S-4 prospectus to clarify how the enterprise value of the Company will be determined consistent with Schedule 1.8 of the Contribution Agreement.

8.	Please describe any arrangements to compensate persons for soliciting consents. See Item 18(a)(4) of Form S-4 and Item 4 of Schedule 14A. Ensure that such arrangements are in compliance with Rule 14a-15 of Regulation 14A.

The disclosure has been revised on page 255 of the Form S-4 prospectus under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” to provide information as to the services provided by MacKenzie Partners, Inc. in connection with the solicitation of consents.

9.	Please provide your analysis as to the applicability of Sections 6(b)(9) and 15A(b)(12) of the Exchange Act.

In response to the Staff’s comment, Section 6(b)(9) provides that “An exchange shall not be registered as a national securities exchange unless the Commission determines that …. The rules of the exchange prohibit the listing of any security issued in a limited partnership rollup transaction (as such term is defined in paragraphs (4) and (5) of section 14(h) of the Exchange Act), unless such transaction was conducted in accordance with procedures designed to protect the rights of limited partners.”

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Section 15A(b)(12) provides that “An association of brokers and dealers shall not be registered as a national securities association unless the Commission determines that … The rules of the association to promote just and equitable principles of trade, as required by paragraph (6), include rules to prevent members of the association from participating in any limited partnership rollup transaction (as such term is defined in paragraphs (4) and (5) of section 14(h) of the Exchange Act) unless such transaction was conducted in accordance with procedures designed to protect the rights of limited partners.”

With respect to the requirement in Section 6(b)(9) that the “rules of the exchange prohibit the listing of any security issued in a limited partnership rollup transaction,” the New York Stock Exchange (the “NYSE”) has adopted rules that prohibit the listing of a security issued in a limited partnership rollup transaction, unless such transaction was conducted in accordance with procedures designed to protect the rights of limited partners as described below. Rule 105 of the NYSE Listed Company Manual provides that “The Exchange will not list a security issued in a limited partnership rollup transaction, as that term is defined in paragraphs (4) and (5) of section 14(h) of the Securities Exchange Act of 1934, unless such transaction was conducted in accordance with procedures designed to protect the rights of limited partners. The Exchange will consider a rollup transaction to have been conducted in accordance with such procedures only if: (a) a broker-dealer registered with the Securities and Exchange Commission participates in the transaction; and (b) the Exchange receives a written opinion of outside counsel stating that such broker-dealer’s participation in the rollup transaction was conducted in compliance with rules of a national securities association designed to protect the rights of limited partners, as specified in the Limited Partnership Rollup Reform Act of 1993.”

The NYSE requirements, accordingly, is met if a limited partnership roll-up transaction complies with the FINRA rules. The “national securities association” referred to in both Section 15A(b)(12) and Rule 105 of the NYSE Listed Company Manual is FINRA. In accordance with Section 15A(b)(12), FINRA has established rules to prevent members of the association from participating in any limited partnership rollup transaction. In particular, FINRA Rule 2310(b)(6) provides that no FINRA member may participate in a limited partnership rollup transaction unless the transaction complies with requirements of such rule.

In accordance with Section 15A(b)(12), FINRA has established rules designed to protect the rights of limited partners in rollup transactions and, in particular, FINRA Rule 2310 is applicable to limited partnership rollup transactions (the “FINRA Rollup Rules”).

The Company believes that, for the reasons stated below, the proposed consolidation of the subject LLCs is not subject to the provisions of the FINRA Rollup Rules. Each of the subject LLCs that will participate in the consolidation is a limited liability company. A “limited partnership rollup transaction,” as defined in FINRA Rule 2310(a)(10), is “a transaction involving the combination or reorganization of one or more limited partnerships . . . .” FINRA Rule 2310(a)(10) defines a limited partnership as “an unincorporated association that is a direct participation program organized as a limited

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partnership whose partners are one or more general partners and one or more limited partners, which conforms to the provisions of the Revised Uniform Limited Partnership Act or the applicable statute that regulates the organization of such partnership.” Thus, the FINRA Rollup Rules do not apply to limited liability companies or other entities other than limited partnerships.

Furthermore, the proposed consolidation of the subject LLCs does not involve the type of abuses that the limited partnership rollup rules were designed to address. The FINRA Rollup Rules were adopted to carry out the requirements of the Limited Partnership Rollup Reform Act of 1993. This statute was adopted following complaints and serious concerns raised in Congressional hearings relating to a substantial number of limited partnership rollup transactions involving two or more public entities. Investors in limited partnerships had been promised that they would realize a return on their investment within a finite period of time. Additionally, in many of these transactions, FINRA members were paid differential compensation, so that they received greater compensation if investors that they solicited voted to approve the limited partnership rollup transaction. Each of the subject LLCs, while holding an interest in a single property, was formed to hold its property interest for an indefinite period and has been in existence for 50-60 years.

The Company advises the Staff that the Company previously submitted a detailed letter to FINRA outlining the Company’s analysis, including the analysis above, that the proposed consolidation of the subject LLCs is not a limited partnership rollup transaction within the meaning of FINRA Rule 2310 and is not subject to the FINRA Rollup Rules. FINRA concurred with this analysis. Accordingly, Sections 6(b)(9) and 15A(b)(12) of the Exchange Act are inapplicable to the proposed consolidation of the subject LLCs.

The FINRA definition of a limited partnership roll-up transaction follows the definition of a limited partnership roll-up transaction in Section 14(h) of the Exchange Act, which is limited to roll-up transactions that involve limited partnerships and does not apply to roll-up transactions involving other entities (See, for example Securities Act release No. 33-7113, which stated: “For purposes of disclosure provided to investors in connection with roll-up transactions, the S-K Definition, as amended today, differs from the legislative definition of “limited partnership rollup transaction” in two principal respects, as discussed in more detail below. First, the Exchange Act applies only to transactions involving limited partnership entities, while the Amended S-K Definition of a “roll-up transaction” will continue to cover transactions involving finite-life entities, however organized.”)

10.	Please provide your analysis as to the applicability of Rule 13e-3 of the Exchange Act to your transaction.

The Company believes that its proposed transaction is exempt from the application of Rule13e-3 by virtue of the exemption set forth in Rule 13e-3(g)(2), and, accordingly, is not subject to the filing and disclosure requirements of Rule 13e-3. Rule 13e-3(g)(2) exempts:

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“Any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security provided, that:

(i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock (emphasis added);

(ii) such equity security is registered pursuant to Section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Act; and

(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

The transaction meets these conditions.

The condition with respect to subparagraph (g)(2)(i) is deemed satisfied since shares of the Company’s Class A common stock will be offered in the IPO and in the consolidation to unaffiliated security holders.

The condition with respect to subparagraph (g)(2)(ii) will also be satisfied as the shares of the Company’s Class A common stock are intended to be registered pursuant to Section 12 of the Exchange Act in connection with the IPO.

Finally, the condition with respect to subparagraph (g)(2)(iii) is not required to be satisfied since the securities of the subject LLCs are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Therefore, it is the Company’s belief that the transaction satisfies the requirements of Rule13e-3(g)(2), thereby exempting the transaction from the requirements of Rule 13e-3.

11.	Please revise to describe the role of the operating lessees of each subject LLC, as well as their legal relationship with the subject LLCs. Please explain in your discussion how the role of the operating lessees differs from the role of the supervisor.

The disclosure under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies,” on page 22 of the Form S-4 prospectus and the disclosure under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 126 of the Form S-4 prospectus has been revised as requested.

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12.	Please revise to describe the legal relationship between the supervisor and the subject LLCs. If any contracts govern this relationship, please direct us to where they can be found in filings with the Commission, or provide your analysis as to why they are not required to be filed. Describe the fiduciary duties of the supervisor to each subject LLC. See Item 909(a) of Regulation S-K.

The disclosure under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 22 of the Form S-4 prospectus and the disclosure under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 126 of the Form S-4 prospectus has been revised as requested. We supplementally advise the Staff that the limited liability company agreement of each of the subject LLCs was filed as an exhibit to the SEC filings of each of the subject LLCs. As addressed in response to comment 134, such exhibits are being re-filed, to the extent such exhibits did not comply with Item 10(d) of Regulation S-K. The fiduciary duties of the supervisor to each subject LLC are also described under “Fiduciary Responsibility – Supervisor of the Subject LLC and Agent for Participants” on page 434 of the Form S-4 prospectus, “Comparison of Ownership of Participation Interests and Shares of Common Stock – Fiduciary Duties” on page 238 of the Form S-4 prospectus and “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 127 of the Form S-4 prospectus.

13.	Please identify the beneficial owners of the operating lessees and all other private entities contributing to the consolidation. Please also disclose any affiliation between the Malkin Holdings group and the Helmsley estate.

The disclosure under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 24 of the Form S-4 prospectus and the disclosure under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 128 of the Form S-4 prospectus has been revised to identify the interests of the Malkin Holdings group and the Helmsley estate in each of the operating lessees. We supplementally advise the Staff that the private entities are held by numerous holders and it would be impractical to list all of the holders and such information would not be material to an investor. The Malkin Holdings group does not own any interest in the Helmsley estate and the Helmsley estate does not own any interest in the Malkin Holdings group, nor does either control the other.

14.	Please clarify the ownership structure of the subject LLCs, including stating whether the agents are the actual members of the subject LLCs and describing the legal structure of this agency arrangement. If there are intermediate entities between the subject LLCs and the persons from whom you seek consents, these should be depicted on your organizational charts.

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The disclosure under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 23 of the Form S-4 prospectus reflects the requested disclosure, and the disclosure under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 127 of the Form S-4 prospectus has been revised to clarify the ownership structure of the subject LLCs, including that the agents are actual members of the subject LLCs and that they are principals of the supervisor. Please note there are no intermediate entities.

15.	Please tell us how the buyout provisions are consistent with the organizational documents of the subject LLCs and the laws of the jurisdiction in which they were formed.

We supplementally advise the Staff that the buyout provisions were provided for as part of the inception of the subject LLC’s in the original participation agreements under which the participation interests were issued. The buyout provisions were included because, under tax laws at the time of the structuring of the transactions, there was a view that the participants needed to act unanimously to permit the entities to obtain partnership status for flow-through tax treatment. The buyout provisions allow for the buyout of non-consenting holders in the case of a supermajority vote (from 80%-90% depending upon the subject LLC) in favor of a recommendation of the supervisor after a 10-day notice to permit a non-consenting holder to change its vote. Accordingly, the buyout provisions preserved the unanimity for tax purposes, but allowed for supermajority consent, rather than unanimous consent, to a recommendation of the supervisor, to avoid having a minority preventing a supermajority from taking action on any issue requiring a vote. Disclosure describing the background of the buyout has been included under the heading “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal” on page 69 of the Form S-4 prospectus and under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on page 253 of the Form S-4 prospectus. Because the buyout provisions are a part of the contractual participation arrangement, there are no legal restrictions on the right to include such a buyout. Further, to the extent that the participating groups may be considered general partnerships under state law, the New York partnership law does not impose any limitations on the governance structures that may be agreed to by partners. It should be noted that there have rarely been any buyouts effected in the greater than 50 year lives of each of the subject LLCs. We note that there were no buyouts of any participants in the private entities that were solicited in connection with the consolidation, which had similar buyout provisions.

16.	Please clarify the statement appearing throughout the document that the Malkin Holdings group is “entitled” to receive consideration having an aggregate value of $642 million.

The disclosure under “Summary – Background of and Reasons for the Consolidation – Risk Factors” on page 34 of the Form S-4 prospectus, “Summary – Conflicts of Interest and Benefits to the Supervisor and its Affiliates” on page 37 of the Form S-4 prospectus, “Conflicts of Interest – Substantial Benefits to the Supervisor and its Affiliates” on page 226 of the Form S-4 prospectus and “Related Party Transactions – Transactions Relating to the Consolidation” on page 427 of the Form S-4 prospectus has been revised to eliminate the word “entitled” and to clarify the explanation of the receipt of consideration by the Malkin Holdings group as requested.

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17.	Please describe all compensation to be received by members of the Malkin Holdings group post-consolidation.

We supplementally advise the Staff that the table under the heading “Comparison of Ownership of Participation Interests and Shares of Common Stock – Compensation and Fees” on page 248 of the Form S-4 prospectus describes the compensation payable to the members of the Malkin Holdings group and additional details of the compensation will be described under “Management – Executive Compensation” on page 419 of the Form S-4 prospectus in a subsequent amendment. A table showing the compensation to the supervisor and its affiliates on a pro forma basis is included in each of the supplements under the heading “Distributions and Compensation Paid to the Supervisor and its Affiliates – Compensation, Reimbursements and Distributions to the Supervisor and its Affiliates.”

18.	Please ensure that you have provided all disclosure required by Item 905 of Regulation S-K. For example, it does not appear that you have included most of the disclosure required by Item 905(b).

The disclosure under the heading “Comparison of Ownership of Participation Interests and Shares of Common Stock – Length and Type of Investment” on page 234 of the Form S-4 prospectus has been revised to include the disclosure required under Item 905(d)(3).

We believe that the other disclosures required by Item 905 are included in the Form S-4 prospectus. The disclosures required under Item 905(a)(1) and (2) and Item 905(b)(1) and (2) are included under the section “Comparison of Ownership of Participation Interests and Shares of Common Stock – Compensation and Fees,” beginning on page 248 of the Form S-4 prospectus. With respect to Item 905(b)(3), the table in each of the supplements under “Distributions and Compensation Paid to the Supervisor and its Affiliates – Compensation, Reimbursements and Distributions to the Supervisor and its Affiliates” on pages S1-35, S2-35 and S3-35, respectively, shows the actual amounts of compensation and distributions paid to the supervisor and its affiliates in the last three fiscal years as well as the amounts of compensation and distributions that would have been paid if the compensation and distribution structure to be in effect after the consolidation had been in effect during such period. With respect to Item 905(b)(4), we supplementally advise the Staff that the plans of the Company are as described under “The Company Business and Properties – Business and Growth Strategies” beginning on page 336 of the Form S-4 prospectus, and that there are no known plans that are likely to materially affect the compensation and distribution arrangements, except to the extent described in such

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section (e.g., plans for growth may increase distributions), such changes for which it is not possible to determine the effects, if any. With respect to Item 905(b)(5), we supplementally advise the Staff that the section “Conflicts of Interest – Substantial Benefits to the Supervisor and its Affiliates” beginning on page 226 of the Form S-4 prospectus includes disclosure relating to the conflicts of executives of the supervisor in respect of their employment and benefits arrangements with the Company, which arrangements the Company believes are customary for public companies. We do not believe any further disclosure is necessary with respect to Item 905(b)(5). The disclosure relating to the comparison of distribution policies required by Item 905(c) is provided under “Comparison of Ownership of Participation Interests and Shares of Common Stock – Expected Distributions and Payments” on page 246 of the Form S-4 prospectus, and the effects of changes in such policies are described in the “Risk Factors” section under the heading “There will be a fundamental change in the nature of your investment if the consolidation is consummated” on page 78 of the Form S-4 prospectus. The disclosures required by Item 905(d)(1) are provided under the headings “Comparison of Ownership of Participation Interests and Shares of Common Stock – Length and Type of Investment,” “ – Borrowing Policies,” “ – Other Investment Restrictions,” “Policies with Respect to Certain Activities – Investment Policies,” “ – Dispositions” and “–Financing Policies” and “Business of the Subject LLCs – Investment Policies” on pages 234, 235, 236, 379, 380, 380 and 397, respectively of the Form S-4 prospectus. With respect to Item 905(d)(2), we supplementally advise the Staff that no additional disclosure is required as there are currently no plans with respect to a sale or purchase of any material assets or borrowings.

19.	Please add disclosure required by Item 906(c)(2) of Regulation S-K or tell us how you have complied.

The disclosure under “Summary – The Consolidation – Principal Components of the Consolidation” on page 40 of the Form S-4 prospectus has been revised to state that the supervisor and its affiliates did not pay any consideration for their override interests. The consideration that will be received by the Malkin Holdings group on account of its interests in the subject LLCs consists of consideration for its participation interests issued, which were issued for the same consideration as other participation interests or purchased in negotiated transactions from individual participants at prices equal to or in excess of the consideration at which such participation interests were originally issued, and consideration on account of distributions on its override interests.

20.	Please add disclosure required by Item 902(b)(4)(iii) and (x), as well as 902(b)(5), or tell us how you have complied.

We supplementally advise the Staff that no disclosure is required with respect to Item 902(b)(4)(iii) because, as disclosed under “Exchange Value and Allocation of Common Stock – Derivation of Exchange Value” on page 207 of the Form S-4 prospectus, cash will be distributed to participants and is not included in calculating exchange value. With respect to Item 902(b)(4)(x), we supplementally advise the Staff that the table in each of the supplements under “Exchange Value and Allocation of Common Stock – Allocation of Exchange Value and Common Stock,” on pages S1-24, S2-24 and S3-24, respectively, includes override

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interests held by the supervisor and the Malkin Holdings group, which are the only value relating to the Malkin Holdings group’s interest in the subject LLCs (other than its interest as a participant which is being valued on the same basis as other participation interests), and that the table in each of the supplements under “Exchange Value and Allocation of Common Stock – Allocation of Common Stock on a Fully-Diluted Basis among the Participants and the Supervisor and the Malkin Holdings Group” on pages S1-25, S2-25 and S3-25, respectively, of the supplements, includes the participation interests and the override interests held by the Malkin Holdings group (which includes the supervisor) in each subject LLC (such interests being valued on the same basis as other participation interests). We supplementally advise the Staff that the table in each of the supplements under the heading “Distributions and Compensation Paid to the Supervisor and its Affiliates – Compensation, Reimbursements and Distributions to the Supervisor and its Affiliates” addresses the disclosure required under Item 902(b)(5) and will be finalized in a future amendment, and that there is no identifiable change in the compensation and distributions that would have been paid by the Company as a result of any proposed change in the business of the operations of the Company after the consolidation, other than the change in structure itself.

21.	For each of the three public LLCs, please include the disclosure required by Item 6 of Schedule 14A or advise.

We supplementally advise the Staff that the requested disclosure is included under “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on page 254 of the Form S-4 prospectus. We supplementally advise the Staff that the organizational documents of the subject LLCs do not provide for a record date referred to in Item 6(b) and that the disclosure under such section of the Form S-4 prospectus refers to which participants may vote. The participation interests held by the Malkin Holdings group were provided in the charts under “Summary – The Consolidation” beginning on page 45 of the Form S-4 prospectus and “The Consolidation – Principal Components of the Consolidation – Pre- and Post- Closing Structure,” beginning on page 160 of the Form S-4 prospectus. An additional table has been added under both sections setting forth the ownership of participation interests by members of the Malkin Holdings group.

22.	Please include disclosure pursuant to Items 401 and 402 of Regulation S-K. Refer to Item 18(a)(7) of Form S-4.

We supplementally advise the Staff that the requested disclosure is included under the section entitled “Management” beginning on page 414 of the Form S-4 prospectus. Please note that information relating to director nominees and the compensation disclosure will be finalized and included in a future amendment.

May 8, 2012

Cover Page

23.	Please revise to provide pricing information pursuant to Item 501 of Regulation S-K. Please refer specifically to Instruction 2 to paragraph 501(b)(3).

We supplementally advise the Staff that we do not believe that there is pricing information to be provided under Item 501 on the cover, as Item 501(b)(3) states that it applies when securities are offered for cash. The number of shares of Class A common stock presented in the Form S-4 prospectus is based on the hypothetical $10 per share exchange value arbitrarily assigned by the supervisor to illustrate the number of shares of Class A common stock that a participant would receive. The actual number of shares of common stock, on a fully-diluted basis, issued in the consolidation will equal the enterprise value (the determination of which is described in our response to comment 7 above) divided by the actual IPO price upon pricing of the IPO, and the actual value per share will equal the IPO price. The enterprise value and the IPO price will be determined by the market conditions and the performance of the portfolio at the time of the IPO.

24.	Please include disclosure pursuant to 501(b)(4) or advise.

The following disclosure has been added to the cover: “The company intends to apply to have its Class A common stock listed on the New York Stock Exchange under the symbol “ESB.””

Questions and Answers about the Consolidation, page 1

25.	Please include a question and answer that explains why the company is entering into the IPO. Please include a detailed discussion of the use of proceeds that will be raised in the IPO and identify the persons that may receive payments from the use of proceeds.

The disclosure on page 2 of the Form S-4 prospectus under the heading “Questions and Answers about the Consolidation” has been revised to include a question and answer about the Company’s reasons for entering into the IPO.

Q: What are the conditions for the consolidation to close?, page 4

26.	Refer to subpart (iv). Please revise to disclose the “private entity which owns an interest in the Empire State Building.”

The disclosure in this section on page 4 of the Form S-4 prospectus and throughout the Form S-4 prospectus has been revised to refer to Empire State Building Company L.L.C. (“ESBC”) as the private entity which owns an interest in the Empire State Building.

Q: Can I change my vote on the consolidation…, page 9

27.

Your disclosure states that you can change your vote at any time before the later of the date the required consent percentage is received by your subject LLC and the 60th day after the date of this prospectus. We note, however, your disclosure on page 4, which states that participants will have ten days to change their vote after notice that the required consent has been received by the subject LLC. Please reconcile.

May 8, 2012

The disclosure has been revised to include a statement that participants who have voted against the proposals during the solicitation period may change their vote after the expiration of the solicitation period during a period of 10 days after notice that the required vote has been received.

Summary, page 12

28.	Please revise to include a summary of the background of the roll-up transaction in the summary section. Refer to Item 903(b)(5) of Regulation S-K. Please also provide disclosure pursuant to Item 903(b)(1)(i) and (b)(7) of Regulation S-K or advise.

A summary of the background of the consolidation pursuant to Item 903(b)(5) has been added to pages 22 to 23 of the Form S-4 prospectus under the new section entitled “Summary – Background of and Reasons for the Consolidation.” The disclosure required by Item 903(b)(1)(i) has been added to this section under “ – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 32 of the Form S-4 prospectus, and the disclosure required by Item 903(b)(7) is included in the charts under “Summary – The Consolidation” and “The Consolidation – Principal Components of the Consolidation – Pre- and Post-Consolidation Structure” beginning on pages 45 and 160, respectively, of the Form S-4 prospectus.

29.	Please include a brief description of the role of the supervisor, including the duties owed to the participants in the LLCs, as well as those who hold interests in the operating lessees. Please also describe briefly the role of the agents and any duties owed to the participants. Lastly, please include a brief description of the participants and the interests they hold.

The disclosure under the new section entitled “Summary – Background of and Reasons for the Consolidation” on page 22 of the Form S-4 prospectus includes the requested disclosure, and the disclosure under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 126 of the Form S-4 prospectus has been revised as requested.

30.	Please include in the summary section a brief description of the override interests, as well as a brief discussion of how they were valued as part of the consolidation transaction.

The disclosure under “Summary – The Consolidation – Principal Components of the Consolidation” beginning on page 40 of the Form S-4 prospectus has been revised to include a brief description of the override interests.

May 8, 2012

Overview, page 13

31.	We note in your discussion of your renovation and repositioning strategy in the last paragraph on page 1 that you have invested approximately $296 million, from 2002 through September 30, 2011, in your Manhattan office properties, and that you intend to invest between $175 million and $215 million of additional capital through the end of 2013, in addition to another $55 million to $65 million to be invested in the Empire State Building through 2016. Please reconcile these disclosures to the disclosure in Footnote 6 to the 2010 financial statements of Empire State Building Company on page F-108, which states that it estimates that the total cost of all projects to upgrade and improve the Empire State Building will be $626 million.

In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure included in footnote 6 to the 2010 financial statements of ESBC regarding the $626 million of total costs of all program-related projects refers to the original amounts that were approved in 2008 by the participants of Empire State Building Associates L.L.C. (“ESBA”). We do not believe that it is necessary to amend the previously filed Form 10-Ks of ESBA to reflect these changes, but these changes will be reflected in future filings of the Form 10-K of ESBA. The disclosure under the heading “Prospectus Summary—The Company—Overview” on page 1 of the Form S-11 prospectus ($296 million from 2002 through September 30, 2011) represents the aggregate expenditures, made from the time we began to gain day-to-day management of our Manhattan office properties (2002 – 2006). We have updated the disclosure in the 2011 financial statements of ESBC to indicate that the revised estimate of total costs of all program-related projects as of December 31, 2011 are anticipated to be approximately $550 million to $590 million. Also, we have revised the disclosure on page 285 of the Form S-4 prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust – Liquidity and Capital Resources” and on page 105 of the Form S-11 prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to reflect our current estimate of capital needs through the end of 2013 for all of our Manhattan office properties (and beyond 2013 through completion for the Empire State Building).

Description of the Company and the Subject LLCs, page 13

32.	We note the following disclosure on page 14: “From 2002 through 2006, the supervisor gradually gained day-to-day management of the company’s Manhattan office properties.” Please describe in greater detail the changes that occurred from 2002 to 2006 and describe what impact this had, if any, on the existing agreements between the LLCs, the operating lessees, and the supervisor. Please also reconcile this statement with your disclosure on page 4 of Empire State Building Associates LLC’s Form 10-K for the fiscal year ended December 31, 2010, which states that the sub-lessee is now self-managing the property.

We supplementally advise the Staff that we do not believe that any change in the disclosure is required, because the changes from 2002-2006 involved the private entities that operated the properties terminating the former property manager/leasing agent as manager. As a result of these changes, the supervisor, in its capacity as the supervisor of the private entities assumed day-to-day operating control of the properties, subject to any required consents of members of the private entities, and appointed third-party property

May 8, 2012

managers for the properties, other than for the Empire State Building, which manages the property without a third-party property manager, under the oversight of the supervisor. The statement that ESBC is a self-managing entity is not inconsistent. It means that the property is managed by ESBC under the oversight of the supervisor and not by a third-party property manager. This has been clarified on page 7 of Empire State Building Associates L.L.C.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on April 11, 2012.

The Subject LLCs, the Private Entities and the Management Companies, page 21

33.	Refer to footnote (1) on page 23. We note that the appraisal value of these entities is approximately $715 million. We also note disclosure in later charts, including the chart on pages 48-51, where you assign an exchange value to these entities. Please explain why these three private properties are excluded from these charts if they have an assigned exchange value.

We supplementally advise the Staff that the three private entities referred to in footnote (1) are excluded from these charts because the properties they own will be acquired only if the litigation relating to such option properties is resolved, and the option to purchase the properties is exercised. The exchange values were assigned in the event that the litigation is resolved and the option is exercised prior to the IPO and the disclosure in footnote (1) to the chart under “Summary – Allocation of Consideration in the Consolidation” and the comparable footnote to the charts under “Exchange Value and Allocation of Common Stock – Appraised Value of the Management Companies,” “ – Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private Entities and the Management Companies” “ – Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” and “ – Estimated Exchange Value of Common Stock”, on pages 67, 212, 215, 219 and 224, respectively, of the Form S-4 prospectus has been revised to state that the exchange values shown are those the option properties would have had, calculated in accordance with the methodology used to derive the exchange values for the subject LLCs and the private entities. Accordingly, we believe that exclusion of the option properties from the table is appropriate.

Benefits of Participation in the Consolidation, page 24

34.	Refer to the fourth bullet on page 25. Please expand to describe the current “conflicts of inherent interest” and provide a basis for the supervisor’s belief that a consolidated structure would “eliminate” such conflicts.

The disclosure under the heading “Summary – Background of and Reasons for the Consolidation – Benefits of Participation in the Consolidation” on page 29 of the Form S-4 prospectus has been revised as requested.

May 8, 2012

Risk Factors, page 26

35.	Please revise to add disclosure required by Items 904(c) or tell us how you have complied. Please refer to the Instruction (i) and (ii) to Item 904 of Regulation S-K.

The disclosure on page 31 of the Form S-4 prospectus has been revised as requested to include the requirements of Item 904(c) and states that the supervisor believes the risks have substantially the same effect on participants in the subject LLCs .

Please note that certain differences between the subject LLCs, including with respect to debt to asset value ratios and age of properties, are addressed in each supplement under the heading “Overview – Differences among the subject LLCs” beginning on pages S1-4, S2-4, and S3-4, respectively, of the supplements. With respect to Instruction i to Item 904, we supplementally advise the Staff that cost savings are not identified as a potential benefit. With respect to Instruction ii to Item 904, the “Conflicts of Interest” section, under “Substantial Benefits to the Supervisor and its Affiliates” on page 226 of the Form S-4 prospectus identifies the benefits to the Malkin Holdings group from the consolidation transaction. This is addressed additionally in the Risk Factors section under the heading “There are conflicts of interest inherent in the structure of the consolidation, and the supervisor and the Malkin Holdings group will receive substantial benefits if it is consummated.” on page 79 of the Form S-4 prospectus.

36.	Please revise the sub-bullets under the third bullet on page 27 to more specifically describe the risk(s) arising from each fundamental change.

The disclosure under “Summary – Background of and Reasons for the Consolidation – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 32 of the Form S-4 prospectus has been revised as requested.

37.	We note your disclosure on page 27 that no independent representative was retained to negotiate on behalf of the participants and your related disclosure on page 66. Please describe the reasons for not retaining such a representative. Refer to Item 909(b)(1) of Regulation S-K. Please provide similar disclosure on pages 123 and 188.

The disclosure under “Summary – Background of and Reasons for the Consolidation – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 33 of the Form S-4 prospectus and under “Recommendation and Fairness Determination –General” and “Conflicts of Interest – Lack of Independent Representation of Participants” on pages 150 and 230, respectively, of the Form S-4 prospectus has been revised as requested. We supplementally advise the Staff that the Form S-4 prospectus includes a risk factor under the heading “The terms of the consolidation may have been more favorable to you and the other participants if an independent representative had been retained on behalf of you and the other participants in structuring and negotiating the consolidation” discussing the lack of an independent representative and that the terms of the consolidation may have been different, and possibly more favorable to the participants had independent representatives been involved.

May 8, 2012

38.	With respect to bullet points three and four on page 28, please describe briefly the conflicts of interest that you reference at the end of each paragraph.

The disclosure under “Summary – Background of and Reasons for the Consolidation – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 34 of the Form S-4 prospectus has been revised to include a brief description of the conflicts of interests inherent in the current structure of the subject LLCs, and a cross-reference to the “Conflicts of Interest and Benefits to the Supervisor and its Affiliates” discussion included in the Summary section. We do not believe it is necessary to repeat the description of these conflicts and benefits since they are already described in more detail elsewhere in the Summary section.

Conflicts of Interest and Benefits to the Supervisor and its Affiliates, page 31

39.	Please disclose the reasons for and purposes of indemnifying the Malkin Family from liabilities arising under their “bad boy” guarantees and quantify these potential liabilities.

In response to the Staff’s comment, we have revised the disclosures under “Summary – Conflicts of Interest and Benefits to the Supervisor and its Affiliates” and “Conflicts of Interest – Substantial Benefits to the Supervisor and its Affiliates” on pages 38 and 227 of the Form S-4 prospectus and under “Prospectus Summary – The Company – Benefits to Related Parties,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and “Certain Relationships and Related Transactions – Releases of Guarantees” and “– Benefits of this Offering and the Formation Transactions to Certain Parties” on pages 17-18, 104, 219 and 228 of the Form S-11 prospectus to address the reasons for and purposes of the indemnification. In response to the Staff’s comment to quantify the potential liabilities under the guarantees, we respectfully advise the Staff that the potential liabilities under the guarantees are not possible to ascertain with certainty, and the disclosure of the amount of potential liabilities under the guarantees would be subject to a high degree of speculation and may be misleading to investors. By their nature and consistent with market practice, there are various permutations by which the guarantees may be triggered. Most of the guarantees provide that if certain specified “trigger” events were to occur under the guarantees, the guarantors would be obligated to pay to the applicable lender amounts equal to any loss, damage, costs, expense, liability, claim or other obligation incurred by such lender arising out of or in connection with such specified events. In addition, for some, but not all of the loans, the occurrence of certain of such events or certain other “trigger” events would result in full recourse to the guarantors under the loans. As the trigger events (and the consequences thereof for the guarantors) vary with respect to each of the guarantees for each mortgage loan, and as the potential liabilities under the guarantees are dependent on the nature of the event leading to such liabilities and the extent of the loss or damage suffered by the applicable lender, we do not believe that it is possible to calculate potential liabilities and we therefore have not added the requested disclosure.

May 8, 2012

40.	Elsewhere in the prospectus, please disclose in greater detail how each of the listed actions impacted the supervisor’s fairness determination.

We supplementally advise the Staff that while the supervisor has conflicts of interest, the supervisor does not believe that the listed actions impacted the fairness determination. The conflicts disclosure throughout the Form S-4 prospectus was included so that participants in the subject LLCs could consider the potential impact of these actions on the supervisor’s recommendation. We have revised the disclosure under “Recommendation and Fairness Determination – General” on page 150 of the Form S-4 prospectus to clarify that the supervisor does not believe that these conflicts of interest affected its recommendation.

41.	To the extent practicable, please quantify the value of the tax protection agreement referenced in the last bullet point on page 31. Please make this same change to the related disclosure on page 186.

In response to the Staff’s comment, the Company has revised the disclosures under “Summary – Conflicts of Interest and Benefits to the Supervisor and its Affiliates” on page 38, “Summary – The Consolidation” on page 43, the risk factor on page 111 beginning “The company’s tax protection agreement could limit its ability either to sell certain properties …” the risk factor on page 117 beginning “Tax consequences to holders of operating partnership units upon a sale or refinancing of the company’s properties …” and “Conflicts of Interest – Substantial Benefits to the Supervisor and its Affiliates” on page 228 of the Form S-4 prospectus.

In further response to the Staff’s comment, the Company respectfully directs the Staff to the disclosures on page 215 of the Form S-11 prospectus under the heading “Certain Relationships and Related Parties —Tax Protection Agreement,” where the Company estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after the IPO, the amount of the Company’s operating partnership’s indemnification obligations (including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $84.7 million.

The Consolidation, page 33

42.	Please revise to include a chart depicting ownership in the combined entity, assuming the consolidation is approved by all three LLCs. Please include ownership percentages attributable to each LLC, each LLC operating lessee, the private entities as a whole, and the management companies. Please also include disclosure, by footnote or otherwise, to indicate the percentage ownership of the supervisor and its affiliates, as well as the ownership percentage that would have been attributed to the Helmsley estate, had stock been granted in lieu of cash. Please also include three separate charts—one for each building associated with each of the three LLCs—that depicts the relative exchange value attributable to each LLC, override interests associated with the LLC, the operating lessee, override interests associated with the operating lessee, and the voluntary capital transaction override interest, if applicable.

May 8, 2012

The charts have been included as requested under “Summary – The Consolidation – Principal Components of the Consolidation” and “The Consolidation – Principal Components of the Consolidation – Pre- and Post- Closing Structure” beginning on pages 48 and 163 of the Form S-4 prospectus.

43.	Please include another chart depicting all the different types and amounts of interest that will be received by the Malkin Holdings group and the Helmsley estate in this transaction.

The charts under “Summary – The Consolidation– Principal Components of the Consolidation” and “The Consolidation – Principal Components of the Consolidation – Pre- and Post-Consolidation Structure” beginning on pages 52 and 167 of the Form S-4 prospectus (showing the organization of the Company after the transaction) have been revised to show the ownership after completion of the consolidation and prior to the IPO. We supplementally advise the Staff that the chart does not show the ownership after the IPO because it will not be possible to estimate the ownership of the investors that will purchase shares in the IPO at the time the prospectus/consent solicitation is mailed in order to show such information.

44.	In the second bullet on page 34, we note that accredited investors in the private entities and the management companies have the option to elect OPUs or Class B common stock. Please explain in more detail why stakeholders in the consolidation are eligible to receive different types of consideration. Also discuss whether the Wien group had the option to elect Class B common stock or OPUs.

We supplementally advise the Staff that accredited investors in the private entities and the Wien group could be offered the option to elect operating partnership units and Class B common stock because their interests are being issued pursuant to Regulation D. Please note that these investors were offered Class B common shares only to the extent they received operating partnership units, so that they could have voting rights that are equivalent to their economic interest in the Company (taking into account their ownership of operating partnership units as described on page 158 of the Form S-4 prospectus). The issuance of operating partnership units and Class B common stock pursuant to Regulation D would not require registration under state blue sky laws, which registration in the Company’s judgment, based on prior experience of the Company’s and supervisor’s counsel, would have entailed additional complexity, time and costs and created a risk that the transaction could not be completed timely and on a basis which did not impose undue expense on the overall transaction.

45.

In the second bullet on page 34, please explain what you mean by the following statement: “No accredited investor receiving shares of Class B common stock will hold shares of common stock with an aggregate voting power that exceeds such accredited investor’s economic interest in the company.” Clarify how this is

May 8, 2012

possible when the Class B shares have 50x the voting power of Class A shares, and Class A and B shares are assumed to be equal in economic value. Please also clarify this point in the related disclosure on page 130.

In response to the Staff’s comment, the Company has revised the disclosure under “Summary – The Consolidation” and “The Consolidation – Principal Components of the Consolidation” beginning on pages 41 and 158 of the Form S-4 prospectus and under “Class A and Class B Common Stock and Operating Partnership Units,” “Risk Factors – Risks Related to Our Properties and Our Business – Holders of operating partnership units that acquire shares of our Class B common stock will have a significant vote in matters submitted to a vote of our stockholders,” and “Description of Securities – Shares of Common Stock” on pages v, 47 and 242 of the Form S-11 prospectus.

46.	Refer to the fourth and fifth bullets on page 34. We note that the company agreed to (1) grant cash option to the Helmsley estate and (2) allocate to the Helmsley estate all additional proceeds from the sale of Class A common stock issued by the company in an offering upsize or in connection with the underwriters’ overallotment option. Please discuss how these decisions impacted the supervisor’s fairness determination regarding the participation interests.

We supplementally advise the Staff that the supervisor does not believe that these decisions impacted the supervisor’s fairness determination and does not believe that it is necessary to revise the disclosure. First, the Helmsley estate’s election to receive cash does not affect the amount of cash available to participants in the subject LLCs. The Helmsley estate is entitled to receive cash only after cash is paid to participants in the public entities that make a cash election. The amount of the cash election for participants in the subject LLCs is limited because the supervisor believes the payment of a greater amount of cash to participants in the subject LLCs would affect the Company’s ability to obtain the reduced New York City and New York State transfer tax rate applicable to REITs. The supervisor believes the transfer tax savings will benefit all shareholders of the Company. The Helmsley estate could be granted a cash option because such payment to a charitable organization is not expected to affect the Company’s ability to obtain this reduced New York City and New York State transfer tax rate.

Second, the Company believes that allowing the Helmsley estate to obtain as much cash as possible through the cash election will benefit the Company and its stockholders, because the reduction of the Helmsley estate’s overhang through receipt of cash pursuant to its cash election would be viewed favorably by the market and would provide for a better trading market in the Company’s Class A common stock following the IPO.

Empire State Building Associates L.L.C., page 37

47.

Please include a description of the voluntary capital transaction override by footnote or otherwise in this chart and in the chart on page 39 for 250 West 57th St. Associates L.L.C. Please explain the right, when and how it was granted, and any differences between the rights with respect to each of the LLCs. To this end, we note that the chart for 60 East 42nd St. Associates, LLC does not include a reference to a capital transaction override. Please confirm that no program exists (voluntary or mandatory) for this entity.

May 8, 2012

The disclosure under “Summary – The Consolidation – Principal Components of the Consolidation” and “The Consolidation – Principal Components of the Consolidation – Pre- and Post- Closing Structure” on pages 45, 47, 160 and 162 of the Form S-4 prospectus has been revised to describe the background of the voluntary capital transaction override for both ESBA and 250 West 57th St. Associates L.L.C.

Organizational Chart on page 40

48.	Please revise to disclose each entity or group’s percentage ownership in the new company and in the operating partnership. Also disclose the amount of limited partnership interests that the new company will receive. Please also clarify who are the “public shareholders” and the “other participants.” In addition, please quantify the percentage of Class A versus Class B interests. Please make these same changes to the charts on pages 132-135.

The charts under “Summary – The Consolidation – Principal Components of the Consolidation” and “The Consolidation – Principal Components of the Consolidation – Pre- and Post- Closing Structure” on pages 48 and 163 of the Form S-4 prospectus have been revised as set forth in response to comment 42. The reference to “public shareholders” referred to purchasers in the IPO, but, as set forth in response to comment 42, that reference has been eliminated from the charts because it will not be possible to estimate the ownership of the investors purchasing shares in the IPO. The percentage of Class A versus Class B interests cannot yet be quantified, as the IPO price is not known. The footnote has been revised to address the exclusion of issuances in the IPO and the use of proceeds therefrom.

Why the Supervisor Believes the Consolidation is Fair to You…, page 42

49.	We note that, although much of your disclosure contemplates consolidation of all the entities, this transaction may be completed with a combination of entities consisting of less than all entities. For example, we note that participation of Empire State Building Associates LLC is a condition for the consolidation to close, but participation of the other two subject LLCs are not required for closing. Please revise your disclosure regarding the sponsor’s belief as to the fairness of the transaction to address each possible combination. Refer to Item 910(a) of Regulation S-K. Please also provide disclosure pursuant to Items 910(b) and (e), as well as Instruction 3(iii) to Item 910, or tell us how you have complied. Please make similar changes to your related disclosure beginning on page 123. Lastly, please expand your disclosure to add a discussion of the fact that there was no representative acting on behalf of the investors for purposes of negotiating the transaction, and discuss the supervisor’s fairness determination, in light of this fact.

The disclosures under “Summary – The Consolidation – Why the Supervisor Believes the Consolidation is Fair to You” on page 56 and “Recommendation and Fairness Determination – General” on page 149 of the Form S-4 prospectus have been revised in response to your comment on not all entities participating in the consolidation. The disclosure now states that the supervisor believes that the consolidation is fair to participants, regardless of which particular combination of entities participate in the consolidation, among any such combination.

May 8, 2012

With respect to Item 910(b), we have revised the descriptions of the liquidation analysis under “Background of and Reasons for the Consolidation – Alternatives to the Consolidation – Comparison of Alternatives” on page 145 of the Form S-4 prospectus in response to comment 77 to provide additional detail. We believe that the descriptions in this section as to the analysis of the going concern values and the liquidation value is sufficient to comply with the requirements of Section 910(b).

We supplementally advise the Staff that with respect to your comment on Item 910(e), the first bullet under “Summary – The Consolidation – Why the Supervisor Believes the Consolidation is Fair to You” on page 55 of the Form S-4 prospectus states that the exchange values are based on the appraisal by the independent valuer. Accordingly, we do not believe that a change is needed. There is no known material uncertainty relating to the conclusions in such appraisal. We have also added disclosure under “Summary – Background of and Reasons for the Consolidation – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction,” “ –Why the Supervisor Believes the Consolidation is Fair to You” “Risk Factors –Risk Factors Related to the Company and Risks Resulting from the Consolidation – The terms of the consolidation may have been more favorable to you and the other participants if an independent representative had been retained on behalf of you and the other participants in structuring and negotiating the consolidation,” “Recommendation and Fairness Opinion – General,” and “Conflicts of Interest – Lack of Independent Representation of Participants,” on pages 33, 56, 82, 150 and 230 of the Form S-4 prospectus, relating to the fact that there was no independent representative negotiating the consolidation on behalf of the participants, the supervisor’s belief that such participation of an independent representative was not necessary and that the transaction was fair notwithstanding the fact that there was no independent representative.

With respect to your comment on Instruction 3(iii) of Item 910, the disclosure on page 79 of the S-4 prospectus under “Risk Factors – Risk Factors Related to the Company and Risks Resulting from the Consolidation – There are conflicts of interest inherent in the structure of the consolidation, and the supervisor and the Malkin Holdings group will receive substantial benefits if it is consummated” has been expanded to address the compensation payable to the Malkin Holdings group after consummation of the consolidation, which is based on recommendations of a compensation consultant and which the supervisor believes is on a market terms.

Fairness Opinion, page 43

50.	Please revise to disclose that the fairness opinion does not address the fairness of all possible combinations in the consolidation. Refer to Item 903(b)(4) of Regulation S-K. Please also add risk factor disclosure to this effect.

May 8, 2012

The disclosure on page 152 of the Form S-4 prospectus has been revised to state that the fairness opinion does not address the fairness of all possible combinations of entities in the consolidation. The risk factor on page 81 of the Form S-4 prospectus beginning “There are limitations on the independent valuer’s fairness opinion …” has been expanded to disclose that the fairness opinion does not address the fairness of all possible combinations in the consolidation.

Alternatives to the Consolidation, page 44

51.	We note that this discussion summarizes the two principal alternatives. Please revise to disclose any other alternatives that were considered.

The disclosure under “Summary – The Consolidation – Alternatives to the Consolidation” on page 58 of the Form S-4 prospectus has been expanded to include other alternatives that were considered, including the conversion of each subject LLC into a separate REIT, listing of the participation interests on a national securities exchange, and other means of producing liquidity for the participants in the subject LLCs.

Comparison of Distributions, page 45

52.	Please provide us an analysis as to why you have a reasonable basis for the projected dividend as discussed on page 122.

In response to the Staff’s comment, the Company supplementally advises the Staff that it reviewed the historic dividend yields (on a one-, three-, five- and ten-year period) of four public REITs whose shares are traded on the New York Stock Exchange: (i) Brookfield Office Properties Inc. (BPO); (ii) Boston Properties, Inc. (BXP); (iii) SL Green Realty Corp. (SLG); and (iv) Vornado Realty Trust (VNO) (collectively, the “Peer Group”). The Company selected these companies because they invest in similar types of properties in similar geographic areas to the Company; particularly, a significant portion of their portfolios include properties in the New York City metropolitan area. Based on publicly available information, the Peer Group has historically paid an average dividend yield per annum in the range of 2.0% to 4.0% of their market price (the current average dividend yield per annum is approximately 2.5%). The Company anticipates that it will pay a quarterly dividend on its IPO price within or close to the 2.0% to 4.0% range of dividend yields associated with the Peer Group. While the actual dividend yield of the Company’s shares will be dependent upon a number of factors, the Company believes that its estimated range of dividend yields is reasonable based on its estimated levels of operating cash flows upon completion of the consolidation and the IPO and by comparison to the Peer Group which the Company expects the investor community will look to when evaluating the Company’s financial performance, including its dividend coverage.

May 8, 2012

Allocation of consideration in the Consolidation, page 47

53.	Please advise as to why the remainder of the chart (3 columns related to “Per $1,000 Original Investment” for the private entities) is not filled in.

We supplementally advise the Staff that information relating to value per $1,000 original investment is provided to enable investors in the subject LLCs to determine the value of their interests based on the exchange value. While the supervisor believes that information as to the exchange value of each private entity is relevant to participants in the subject LLCs, the supervisor does not believe information as to value per $1,000 original investment is relevant for the entities whose consents have already been solicited and that providing the breakout would not provide any material information to participants in the subject LLCs, particularly because the investments were made at different times and the original investment amounts are not in a comparable basis. Accordingly, as set forth in the introduction to the table, such information is only provided for the subject LLCs and their operating lessees.

Voting Procedures for the consolidation Proposal and the Third-Party Portfolio Proposal, page 52

54.

Please revise the fifth and sixth paragraphs on page 52 to clarify that participants in only one entity will receive full consideration, to the extent they vote against the proposals and they are approved, and that participants in Empire State Building Associates LLC and 60 East 42nd St. LLC will receive only $100.

The disclosure under “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal” on pages 68 and 69 of the Form S-4 prospectus has been revised as requested to state that participants in only 250 West 57th St. Associates L.L.C. will receive full consideration and that participants in ESBA and 60 East 42nd St. Associates L.L.C. will receive only $100 if they do not vote in favor of the consolidation unless they change their vote within 10 days after receiving written notice that the required vote has been received, in which case they would receive full consideration.

55.

Refer to the third paragraph on page 53. We note that, to the extent participants vote against the third-party portfolio proposal, participants in Empire State Building Associates LLC and 60 East 42nd St. LLC will receive substantially lower than the exchange value, even if there is no third-party offer and even if the consolidation is consummated and the participant voted in favor of the consolidation. Please disclose this risk on the cover page of the prospectus and confirm that “substantially lower than exchange value” means $100. Please also clarify this point in the related Q&A on page 4.

The disclosure under “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal” on page 68 of the Form S-4 prospectus has been revised to state that participants in such case will receive substantially lower than the exchange value, i.e., $100, unless they vote in favor of the proposal within 10 days after receiving notice that the required consent has been received. This point has also been clarified in the Q&A section and a risk factor has been added to the cover.

May 8, 2012

69.	To the extent participants’ interests are bought out for $100 because they did not vote in favor of the consolidation and/or the third-party portfolio proposal, please explain what happens to the remainder of the consideration that the participant would have received had the participant voted in favor of either/both proposals.

We supplementally advise the Staff that as disclosed under “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal” on page 68 of the Form S-4 prospectus, such participant’s interests will be bought out by the applicable subject LLC, and accordingly, the remainder of the consideration would get reallocated among participants in such entity. We do not believe that any further disclosure is required to address this comment.

70.	Please describe in greater detail the recently created membership interests, referenced in the fourth paragraph on page 53. Please disclose when the series was created and why. Also, we note from your disclosure in the paragraph below that the Wien group collectively owns participation interests in the subject LLCs in excess of the thresholds discussed in this paragraph, but they intend to approve the transaction. Please confirm that the Wien group is carved out from the voting limitation.

We supplementally advise the Staff that we do not believe that any additional detail concerning this class is required. This class has a similar effect as a poison pill for a corporation, and it was adopted to prevent a person from disrupting the consolidation by acquiring an interest that would allow them to block the participation of a subject LLC in the consolidation and therefore frustrate the vote of the participants. As a result, this class would not have any impact on either voting or distributions of participants unless a person acquires an interest that would trigger the class, in which case only such acquirer’s vote or distribution would be adversely affected. Additional disclosure would be provided in such event. Members of the Wien group who would be considered to beneficially own participation interests for purposes of the new class have been carved out of the voting limitation.

Conditions to the Consolidation, page 54

56.	In the sixth bullet, please revise to disclose the “other customary conditions” or provide a cross-reference. Please make a similar revision to your related disclosure on page 136.

The disclosures under “Summary – Conditions to the Consolidation” and “The Consolidation – Conditions to the Consolidation” on pages 70 and 171, respectively, of the Form S-4 prospectus have been revised to include a cross-reference.

May 8, 2012

Risk Factors, page 60

There are conflicts of interest inherent in the structure of the consolidation…, page 63

57.	Please expand this disclosure to also discuss the supervisor’s role in structuring and negotiating the consolidation and the conflicts this presents, since the supervisor will benefit from the transaction.

The disclosure under “Risk Factors – Risk Factors Related to the Company and Risks Resulting from the Consolidation – There are conflicts of interest inherent in the structure of the consolidation, and the supervisor and the Malkin Holdings group will receive substantial benefits if it is consummated” on page 79 of the Form S-4 prospectus has been revised as requested.

The method of calculation of the value of your participation interests…, page 65

58.	To the extent practicable, please quantify this risk by providing any known changes to the relative values since July 1, 2011.

We supplementally advise the Staff that the exchange values will be updated to a date closer to the date of mailing of the prospectus/consent solicitation. To the extent that there are any known changes after the date of such updated exchange values, they will be disclosed in the Form S-4 prospectus.

There is the potential for litigation…, page 67

59.	Please update this risk factor.

The risk factor on page 84 of the Form S-4 prospectus beginning “There is currently litigation pending, and the potential for additional litigation, associated with the consolidation . . .” has been updated to address the pending litigations.

Some of the company’s financing agreements involve balloon payment obligations… page 92

60.	Please quantify this risk by disclosing the amounts of any balloon payments, along with the relevant maturity dates.

In response to the Staff’s comment, the Company has revised the risk factor beginning “Some of the company’s financing arrangements involve balloon payment obligations …” on page 110 of the Form S-4 prospectus and page 39 of the Form S-11 prospectus.

May 8, 2012

Background and Reasons for the Consolidation, page 108

61.	Please provide disclosure pursuant to Items 907(b) and (c) of Regulation S-K.

We supplementally advise the Staff that the background of each subject LLC, including a discussion of the amount of capital raised from investors and its investment objectives, is included under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 129 of the Form S-4 prospectus and “Background of and Reasons for the Consolidation – Investment Objectives of the Subject LLCs” on page 130 of the Form S-4 prospectus. Neither the supervisor nor any affiliated person or any subject LLC has experienced since the beginning of 2011, and the supervisor does not believe that it or such affiliated persons or subject LLCs are likely to experience, any material adverse financial developments required to be disclosed under Item 907(c) of Regulation S-K. Accordingly, we do not believe that additional disclosure is required.

62.	We note your disclosure on page 109 that discusses the removal of the property manager and leasing agent by the supervisor. Please describe the relationship and any affiliation between the former property manager/leasing agent, the operating lessee and the supervisor.

We supplementally advise the Staff that there was no relationship or affiliation between the former property manager/leasing agent, the operating lessee and the supervisor, and therefore no additional disclosure is required. The former property manager/leasing agent had been owned by Harry Helmsley, a predecessor of the Helmsley estate, but the predecessors to the Helmsley estate did not own an interest in the former property manager following the death of Harry Helmsley in 1997 and the sale by the estate of Harry Helmsley of its interest in the former property manager that same year. Neither the supervisor nor the operating lessees had a relationship with the former property manager/leasing agent, except for the prior ownership by Harry Helmsley and Leona Helmsley of such entity.

Investment Objectives of LLCs, page 109

63.	We note your disclosure in the third sentence of this section. Please expand to provide the supervisor’s basis for not believing that a transfer of the subject LLC’s property interest in an individual sale would be in the best interest of the subject LLC. Please confirm whether the supervisor considered an individual sale of any of the LLCs as an alternative to consolidation.

The disclosure under “Background of and Reasons for the Consolidation – Investment Objectives of the Subject LLCs” on page 130 of the Form S-4 prospectus has been revised to describe the basis for supervisor’s belief that an individual sale of a property likely would not be able to result in full value realization, as such property would be sold subject to an operating lease that would be in effect for decades. As disclosed under “Background of and Reasons for the Consolidation – Alternatives to the Consolidation” on page 141 of the Form S-4 prospectus, the supervisor did consider an individual sale of the LLCs.

May 8, 2012

64.	Refer to the second sentence of the second paragraph, where you state that, in keeping with prior practice, the supervisor believes that to maximize the return on a sale, the operating lessee would be required to join in such sale. Please explain the relevance of “prior practice” in this context. For example, has relevant analysis been done on similar properties in the past? Also, please tell us whether the operating lease or any other relevant agreements contemplate terms of a sale or require the operating lessee to join the sale. We may have further comments.

Reference is made to the disclosure included in response to comment 63 with respect to the comment concerning the terms of the operating lease as it relates to the sale of the property. The disclosure under “Background of and Reasons for the Consolidation – Investment Objectives of the Subject LLCs” on page 130 of the Form S-4 prospectus has been revised as requested to include a discussion of the supervisor’s prior practice.

65.	In the second paragraph, third sentence, please explain your use of the word “[g]enerally.” Please disclose any instances in which the proceeds to a subject LLC from a disposition may not be distributed according to the terms of the subject LLC’s operating agreement.

The word “generally” has been deleted.

66.	We note your disclosure in the second full paragraph on page 110. Please briefly describe the terms of the operating agreements for each of the subject LLCs related to distribution of net sale proceeds.

We supplementally advise the Staff that the operating agreements of the subject LLCs state that the subject LLCs will continue until all of their assets are disposed of, but do not specifically require that net proceeds from a sale be distributed. A summary of the waterfall for distributions is set forth in each of the supplements under “Exchange Value and Allocation of Common Stock – Allocation of Common Stock on a Fully-Diluted Basis among the Participants and the Supervisor and the Malkin Holdings Group” on pages S1-25, S2-25 and S3-25, respectively.

Chronology of the Consolidation, page 110

67.	Please significantly enhance your description of the background of the transaction over the last two years, identifying each party, all individuals involved, and the substance and date of each discussion, including those involving the Helmsley estate and the private entities. See Item 907 of Regulation S-K.

The descriptions in the chronology under “Background of and Reasons for the Consolidation – Chronology of the Consolidation” beginning on page 131 of the Form S-4 prospectus have been revised in accordance with your comment.

68.

We note the statement on page 113 that supervisor believes that individual sales would not maximize the value of the subject LLCs’ interests in the properties. Please disclose the basis for this belief, and provide an analysis as to whether

May 8, 2012

Empire State Building Associates L.L.C., if sold separately, would provide different benefits to Empire State Building Company L.L.C. and the Malkin Holdings group. Please also clarify the legal ability of Empire State Building Associates L.L.C. to sell its interest separate from the operating lease.

Reference is made to the disclosure added in response to comment 63. We supplementally advise the Staff that because the supervisor believes that a separate sale of ESBA’s interest in the property (or any other subject LLC’s interest in the applicable other properties) subject to the operating lease would substantially impact the proceeds to ESBA (or such other fee owner), a separate sale would reduce the Malkin Holdings group’s benefits in a manner similar to the reduction in benefits to other participants in the subject LLC. The disclosure added in response to comment 63 also addresses the fact that while a subject LLC has the legal ability to sell its interest in the property separate from the operating lessee, such sale would be subject to the operating lease and the supervisor believes it would have a substantial negative impact on the consideration from such sale. We do not believe that a separate sale would affect the benefits to ESBC because it would retain its interest as operating lessee without any change.

69.	Please discuss what involvement, if any, the member/agents for the participating groups had in the discussions and negotiations of the consolidation and alternatives.

The disclosure under “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 135 of the Form S-4 prospectus has been revised to state that the agents are also principals of the supervisor, and in their capacity as principals of the supervisor, were actively involved in the discussions and negotiations relating to the consolidation and approved the consolidation.

70.	Throughout this discussion, there are numerous references to “alternatives” that were considered. Please revise to identify each strategic alternative that was considered at each point and disclose when each alternative stopped being considered and why.

Reference is made to the disclosure included in response to comment 51. The disclosure under “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 135 of the Form S-4 prospectus has been revised to state that each of the alternatives to the consolidation were reviewed at meetings at which the alternatives were discussed and that none of such alternatives was considered to be preferable to the consolidation and the IPO. Accordingly, there is no separate time when specific alternatives were discussed.

71.	Please disclose in this section and elsewhere as applicable, the names of the executive officers of the operating lessee and discuss their involvement, if any, in the negotiations and structuring of the consolidation.

The disclosure under “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 135 of the Form S-4 prospectus has been revised to state that there are no executive officers of the operating lessee, and that Malkin Holdings, LLC acts as supervisor to such entities.

May 8, 2012

72.	Refer to the last two sentences in the third paragraph on page 110. Please disclose whether there was an interested purchaser and, if so, who initiated discussions. Similarly, in the first paragraph on page 111, please disclose who initiated the joint venture discussions, describe the status of the negotiations (i.e., how far along were they), and explain briefly why the transaction was never concluded.

The disclosures under “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 131 of the Form S-4 prospectus has been revised to reflect the requested disclosure. We supplementally advise the Staff that we have not named the institutional partner referred to in connection with the reference to the joint venture discussions because we have confidentiality concerns and we do not believe that disclosure of the identity of the potential purchaser is material.

73.	Refer to your disclosure in the second paragraph on page 112 regarding the investment banks selected to act as lead book runners. Please disclose when the banks were selected.

The disclosure under “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 133 of the Form S-4 prospectus has been revised to disclose when the lead book runners were selected.

74.	We note your disclosure in the second full paragraph on page 113 that “[t]he supervisor believes that the subject LLCs could sell their interests in the properties only in a separate sale that is not joined in by the operating lessee and that such sale . . . would not maximize the value of the subject LLCs’ interest in the properties.” Please explain the supervisor’s basis for this statement.

The supervisor has reviewed such statement and believes that the disclosure was addressed in earlier sections (see, for example, “Summary – Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation” on page 26 of the Form S-4 prospectus) and that it is unnecessary in this section; we have deleted the sentence.

75.	Please disclose the agreements referenced in the first full paragraph on page 114 in which financing and sales requires the agreement of the corresponding operating lessee and consent of its participants.

The disclosure under “Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation” on page 136 of the Form S-4 prospectus has been revised to reflect that the reference to agreements is not referring to particular agreements that are in place, but instead is the result of the nature of the relationship between the subject LLCs and the operating lessees. The disclosure under such section on page 138 of the Form S-4 prospectus has been revised to additionally state that, as described under “Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation,” the supervisor believes that realization of full value from the sale of individual properties would be impractical unless both the subject LLC and the operating lessee join in the sale.

May 8, 2012

76.	We note your statement in the fourth bullet point in the first full paragraph on page 117 that “[t]he supervisor has never recommended a sale of the related operating lessee.” Please provide more context to this statement for it does not appear that the supervisor would have this authority in relation to the operating lessee.

The supervisor also acts as supervisor to the operating lessee. While it cannot consent to a sale, as supervisor, it would have had the authority to solicit the required consents in connection with any sale of an operating lessee. The disclosure under “Background of and Reasons for the Consolidation – Alternatives to the Consolidation” on page 141 of the Form S-4 prospectus has been revised accordingly. Reference is also made to the disclosures added in response to comments 63, 64 and 68.

Comparison of Alternatives, page 119

77.	We note your statement in the first paragraph that the supervisor believes the going concern and liquidation values may be in the same range as or lower than the exchange values. Although your subsequent disclosure addresses the same range analysis, please revise to explain why the supervisor believes the values may be lower than the exchange values.

We supplementally advise the Staff that our disclosure concerning the going concern analysis stated that the going concern analysis was in the same range as the exchange values, but did not say that the going concern analysis was lower than the exchange values. With respect to the liquidation value, the disclosure under “Background of and Reasons for the Consolidation – Alternatives to the Consolidation – Comparison of Alternatives” on page 144 of the Form S-4 prospectus states that it was in the same range as or lower than the exchange values. The disclosure under this section on page 145 of the Form S-4 prospectus has been revised to clarify that the liquidation value is estimated to be lower than the exchange values, because the methodology used in the appraisals is the same as the methodology that would be used to estimate the sales price in a liquidation analysis and that the liquidation value would be calculated by deducting costs of sale from the appraised value.

May 8, 2012

Sales transactions for participation interests have been limited and sporadic, page 120

78.	Please clarify the methodology used by the supervisor in determining the price to be offered to participants in prior purchases of their participation interests.

The disclosure under “Background of and Reasons for the Consolidation – Alternatives to the Consolidation – Comparison of Alternatives” on page 144 of the Form S-4 prospectus has been revised to describe the methodology used by the supervisor in determining the purchase price for participation interests in prior purchases.

Distribution Comparison, page 122

79.	Please revise the chart appearing in this section so that it provides the information described in the accompanying text.

In response to the Staff’s comment and further to a telephone conversation between our counsel and the Staff, we do not believe that the accompanying text should be included in the table. Instead, the introductory paragraph to this chart under “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company” on page 147 of the Form S-4 prospectus has been revised to refer to the information described in the accompanying text.

Recommendation and Fairness Determination, page 123

80.	Please provide a clear statement as to whether the supervisor believes that the transaction is substantively and procedurally fair to unaffiliated security holders. Please ensure that you specifically and individually address procedural fairness, taking into account such terms as the buyout provision.

We believe that the disclosure under “Recommendation and Fairness Determination – General” on page 149 of the Form S-4 prospectus clearly states the supervisor’s belief as to participants in the subject LLCs as required under Item 910 of Regulation S-K. In addition, in “Recommendation and Fairness Determination – General,” on page 149 of the Form S-4 prospectus we state that the supervisor believes the consolidation is also procedurally fair. The disclosure under this section on page 150 of the Form S-4 prospectus has been revised to discuss the buyout provision and state that the supervisor does not believe such provision affects the procedural fairness because, among other things, such buyout was provided for in the original participation agreements, requires a supermajority vote to trigger the buyout and participants who have voted against the consolidation (or abstained), have the right to change their vote during a period of 10 days after receiving notice of the supermajority vote in order to avoid a buyout.

Material Factors Underlying Belief as to Fairness, page 124

Summary of Valuations, page 126

May 8, 2012

81.

Refer to footnote (2) in the chart. We note that exchange values shown in the table assume that all participants have consented to the voluntary capital transaction override program when the actual overrides based on actual consents received are $111.19 million (for ESBA) and $10.56 million (for 250 West 57th) less than the assumed amount. Please provide your basis for your assumption that all participants have consented.

The disclosure under “Recommendation and Fairness Determination – Summary of Valuations” on page 153 of the Form S-4 prospectus has been revised to show separately exchange values for participants that have consented to voluntary capital override and exchange values for participants that have not consented to the voluntary override and to show the actual voluntary capital override amounts in the table. In addition, the tables beginning on pages 63, 215 and 221 have been revised to show separately exchange values for participants that have consented to voluntary capital override and exchange values for participants that have not consented to the voluntary override.

The Consolidation, page 129

82.	We note your disclosure at the top of page 129 in which you combine the consideration to be received by the participants in the private entities and the participants in the management companies. In each relevant subsection, please discuss separately the consideration to be received by the participants in the private entities and those in the management companies. Also in the subsection regarding the private entities, please name the participants in the private entities.

The disclosure under “The Consolidation – Principal Components of the Consolidation” on page 157 of the Form S-4 prospectus has been revised to discuss separately the consideration to be received by the participants in the private entities and those in the management entities. Please note that the participants in the private entities are too numerous to name individually, and disclosure has been added under ““Summary – Background of and Reasons for the Consolidation” on page 24 and “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 128 of the Form S-4 prospectus to describe information being provided as to the interests of the Malkin Holdings group and the Helmsley estate in the private entities. We do not believe that the ownership of any other participants is material.

83.	Please explain your disclosure on page 130 that “Class B common stock provides the holders thereof voting rights that generally correspond to their economic interests in the company.” (emphasis added).

Reference is made to the disclosure included in response to comment 45. In response to the Staff’s comment, the Company has revised the disclosure under “Questions and Answers about the Consolidation” on page 6 and “The Consolidation – Principal Components of the Consolidation” on page 158 of the Form S-4 prospectus, as well as under “Class A and Class B Common Stock and Operating Partnership Units” and “Description of Securities – Shares of Common Stock” on pages v and 242 of the Form S-11 prospectus.

May 8, 2012

Contribution Agreements, page 137

84.	Please discuss the principal terms of the contribution agreements that Empire State Realty Trust has entered into with the private entities and certain entities affiliated with the Helmsley estate.

The disclosure under “The Consolidation – Contribution Agreements” beginning on page 172 of the Form S-4 prospectus has been revised to describe the principal terms of the contribution agreements entered into with the private entities and the entities affiliated with the Helmsley estate.

Option to Acquire Two Additional Properties, page 140

85.	We note your disclosure that the operating partnership has entered into option agreements with three private entities to acquire property interests and other assets. Please discuss whether the private entities are affiliated with any of the entities that are participating in the consolidation.

The disclosures under “Summary – Description of the Company and the Subject LLCs – Overview” on page 14, the risk factor beginning “The company’s option properties are subject to various risks … “ on page 104 and “The Consolidation – Option to Acquire Two Additional Properties” on page 177 of the Form S-4 prospectus have been revised to include a statement, consistent with the disclosures elsewhere in the Form S-4 prospectus, that such private entities are supervised by the supervisor, and also state that the Malkin Holdings group and the Helmsley estate own interests in such private entities. The disclosure has also been revised to state that the Malkin Holdings group would receive consideration having a value of $69,512,182 on account of participation interests and overrides and that the Helmsley estate would receive consideration having a value of $143,808,863 on account of participation interests in these three private entities, in each case, based on the exchange values they would have had in accordance with the appraisals of the independent valuer.

Other Consolidation Transaction Agreements, page 141

86.	We note your disclosure that the company has entered into a contribution agreement with the Wien Group in regards to its participation interests and override interests in the subject LLCs. In the charts on pages 37-39 and 132-134, please identify the Wien Group’s override interests.

All of the override interests of the members of the Wien group in the subject LLCs are owned by the Malkin Holdings group (which is part of the Wien group) and are already shown in those charts. Notes have been added to the charts under “Summary – The Consolidation” and “The Consolidation – Principal Components of the Consolidation – Pre- and Post-Closing Structure” on pages 45-47 and 160-162, respectively, of the Form S-4 prospectus stating that the overrides are payable to the supervisor, which is part of the Wien group.

May 8, 2012

Consolidation Expenses, page 145

87.	Please disclose an estimate of each subject LLC’s “proportionate share” of consolidation expenses. Also provide total actual expenses to date, as well as each subject LLC’s proportionate share of actual expenses to date. Refer to Item 912 of Regulation S-K.

We supplementally advise the Staff that the proportionate share of each subject LLC’s consolidation expenses is disclosed in the table under “Exchange Value and Allocation of Common Stock – Derivation of Consolidation Expenses” on page 220 of the Form S-4 prospectus. An estimate of total expenses and each subject LLC’s proportionate share has also been added to such section.

Subsequent Modifications to Offering Terms, page 145

88.	We note your statement in the first sentence that the company may make changes that may be deemed material to the information described in the prospectus/consent solicitation and the supplements. Please confirm to us your understanding that the registrant has a duty to update the prospectus to address any material misstatements or omissions during the pendency of the offering.

We confirm our understanding that we have a duty to update the prospectus/consent solicitation to address any material misstatements or omissions during the pendency of the offering.

Initial Public Offering, page 146

89.	We note your disclosure that part of the proceeds will be used to provide cash to accredited participants in the private entities that are charitable organizations. In the use of proceeds table in the Form S-11, please disclose the existing entities that will receive a large percentage of the use of proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Form S-11 prospectus under the section “Use of Proceeds,” to disclose the amount of cash that the Helmsley estate will receive in connection with the IPO.

In further response to the Staff’s comment, the Company supplementally advises the Staff that, after the Helmsley estate, the next largest charitable organization which is an accredited investor is Brandeis University, which is expected to receive a maximum of approximately 1% of the gross proceeds from the IPO (depending on the amount of proceeds available for this purpose). The Company respectfully advises the Staff that it does not believe that the gross proceeds from the IPO which are expected to be received by any charitable organization other than the Helmsley estate constitute a large percentage of the use of proceeds.

May 8, 2012

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent, page 149

90.	We note that the supervisor is seeking reimbursement of costs associated with the legal proceedings required to remove and replace the former property manager and leasing agent. Please disclose whether the participants initially authorized the legal proceedings. Also, please confirm that there is no contractual duty to reimburse the supervisor and Peter L. Malkin.

The disclosure under “Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent” on page 186 of the Form S-4 prospectus has been revised to address your comment.

91.	Please explain any consequences of voting against this proposal or, alternatively, confirm that there are none.

We supplementally confirm to the Staff that there are no consequences of voting against this proposal.

92.	Please confirm, if accurate, that each participant who consents to this reimbursement program will be liable only to the extent of the participant’s pro-rata share, regardless of whether or not other participants consent to this program.

We supplementally confirm to the Staff that each participant who consents to this reimbursement program will be liable only to the extent of the participant’s pro-rata share, regardless of whether or not other participants consent to this program.

93.	We note your disclosure on page 28 regarding the operating partnership units that may be granted in connection with this program. Please revise to explain under what circumstances the units would be granted.

Please note that no operating partnership units will be issued in connection with this program and the disclosures under “Summary – Background of and Reasons for the Consolidation – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” and the risk factor beginning “There are conflicts of interest inherent in the structure of the consolidation, and the supervisor and the Malkin Holdings group will receive substantial benefits if it is consummated” on pages 31 and 79, respectively, of the Form S-4 prospectus have been revised to remove references to operating partnership units.

Reports, Opinions and Appraisals, page 152

94.	Please file each appraisal as an exhibit to your Form S-4 and state how a copy can be obtained by investors. See Item 911(a)(3)-(4).

We supplementally advise the Staff that the only appraisal received by the subject LLCs is the appraisal which will be delivered prior to mailing the Form S-4 prospectus (the “Appraisal”), a form of which is already included in the Form S-4 as Appendix B to the prospectus/consent solicitation. The supervisor supplementally advises the Staff that the independent valuer will deliver to

May 8, 2012

it the Appraisal, dated as of a date proximate to the effective date of the S-4 Registration Statement, which will be attached in its entirety to the Form S-4 prospectus as Appendix B. Accordingly, the final form of the Appraisal will be included as part of the Form S-4 prospectus and we have added the Appraisal to the exhibit index, referring to the Appraisal being included as Appendix B. Because the Appraisal will be attached in its entirety to the Form S-4 prospectus that will be delivered to each participant, we respectfully submit that the disclosure required by Regulation S-K Item 911(a)(3) would be confusing to participants and should not be required.

Ground Lease and Operating Lease Methodology, page 154

95.	Please disclose the discount rate used by the independent valuer in appraising the value of the subject LLCs.

We supplementally advise the Staff that such discount rates are disclosed under “Discount Rate” on page B-6 of the Appraisal attached as Appendix B to the Form S-4 prospectus, and a statement of the range has been added to the section under “Reports, Opinions and Appraisals – Application of Discounted Cash Flow” on page 195 of the Form S-4 prospectus.

96.	Refer to the first sentence of the fourth full paragraph in this section regarding the allocated exchange value. We note that you did not use discounted cash flow to determine the allocation of exchange value for the property owner and operating lessee. Please advise us whether a discounted cash flow analysis was performed.

The new disclosure describing the reasons for the representation made by the supervisor under “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 192 of the Form S-4 prospectus clarifies that a discounted cash flow analysis was performed.

97.	Also in the fourth paragraph, please provide support for the supervisor’s assertion that it was the “original intent” to treat the entities as equivalent to a joint venture. Please also explain in much greater detail the historical agreements that support this intent.

Disclosure has been added describing the reasons for the representation made by the supervisor under “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 192 of the Form S-4 prospectus.

98.	We note your disclosure that historically agreements have been entered into between the property owner and operating lessee to share capital expenditures and financing costs. Please disclose the agreements and the terms which reflect this understanding, specifically those agreements between Empire State Building Associates and the operating lessee. Also discuss to what extent these expenditures and costs were shared. Please also discuss whether the independent valuer examined these agreements.

May 8, 2012

The response to this item is included as part of the disclosure describing the reasons for the representation made by the supervisor under “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50Allocation” on page 192 of the Form S-4 prospectus. We supplementally advise the Staff that the agreements in which the financing costs and capital expenditures were shared were amendments to the operating leases under which it was agreed that the basic rent would be increased by the amount of the debt service on the financing. These amendments were made available by the supervisor to the independent valuer. Additionally, the sharing of financing costs under these amendments was discussed by the supervisor with the independent valuer.

Compensation and Material Relationships, page 155

99.	We note your statement that the independent valuer previously performed a “financial reporting appraisal” in connection with the consolidation. Please tell us to what this refers. We may have further comment.

We supplementally advise the Staff that the “financial reporting appraisals” refers to the allocation of the appraised value, as determined in the appraisal by the independent appraiser, among the assets of the non-controlled entities to allow for the reporting of those non-controlled entities on the balance sheet in accordance with GAAP. These services were not “previously provided.” They were separate services provided after the appraisal process, because the derivation of the information was based on the appraisals by the independent valuer.

100.	Please disclose the amount of any compensation paid to the independent valuer with respect to transactions within the past two years. See Item 911(a)(2)(iv) of Regulation S-K.

We supplementally advise the Staff that no compensation other than the fees in connection with the consolidation as disclosed under “Reports, Opinions and Appraisals – General” on page 189 of the Form S-4 prospectus and the fees for the financial reporting appraisals as discussed in our response to comment 99 above, have been paid to the independent valuer within the past two years. The disclosure under this section on page 189 of the Form S-4 prospectus has been revised to state the amount paid for the financial reporting appraisals.

Fairness Opinion page 158

101.	Please include disclosure pursuant to Items 911(a)(2)(vi), 911(a)(3), and 911(b), and 911(c)(2), or tell us how you have complied.

We supplementally advise the Staff that the disclosures under “Reports, Opinions and Appraisals – Fairness Opinion” on page 199 of the Form S-4 prospectus include the requirements of Item 911(a)(2)(vi). The supervisor supplementally advises the Staff that

May 8, 2012

the independent valuer is expected to deliver to it the fairness opinion, dated as of a date proximate to the effective date of the S-4 Registration Statement, which will be attached in its entirety to the Form S-4 prospectus as Appendix A. Accordingly, the final form of the fairness opinion will be included as part of the Form S-4 prospectus and we have added the fairness opinion to the exhibit index, referring to the fairness opinion being included as Appendix A. Because the fairness opinion will be attached in its entirety to the Form S-4 prospectus that will be delivered to each participant, we respectfully submit that the disclosure required by Regulation S-K Item 911(a)(3) would be confusing to participants and should not be required. The disclosure in this section has been revised to include the requirements of Items 911(b). With respect to Item 911(b)(2), the disclosure under “Reports, Opinions and Appraisals – Fairness Opinion” on page 199 of the Form S-4 prospectus has been revised to include a cross reference to the discussions under “Recommendation and Fairness Determination – Material Factors Underlying Belief as to Fairness” of the reasons why the supervisor does not believe that an opinion covering all possible combinations is not necessary. For Item 911(c)(2), the required disclosure can be found under “Reports, Opinions and Appraisals – Appraisal” and “ – Properties Proposed for Inclusion in the Consolidation” on pages 190 and 197, respectively, of the Form S-4 prospectus.

102.	We note your disclosure on pages 158 and 159 that the supervisor provided unaudited segment and pro forma financial information, as well as financial projections, for the subject LLCs and private entities. We note that this information has not been disclosed in the registration statement. Please disclose this information. We may have further comments.

The projections concerning the private entities, the subject LLCs and the management companies and pro forma financial information concerning the management companies were provided by the supervisor to the independent valuer from November to January, 2010. Please note that the disclosure has been revised under “Reports, Opinions and Appraisals – Fairness Opinion – Summary of Materials Covered and Analysis Performed” on page 200 of the Form S-4 prospectus to indicate that there was no other pro forma financial information provided and unaudited segment information was not provided. The projections and pro forma financial information were provided to the independent valuer in connection with the preparation of its preliminary appraisal and fairness opinion. The projections used by the independent valuer in connection with its discounted cash flow analysis were (i) presented by the independent valuer based on information provided by management of the supervisor and analysis performed by the independent valuer and (ii) reviewed and approved by management of the supervisor. The subject LLCs and the private entities do not publish projections and believe that projections as to individual property performance would provide details as to their properties that could affect their competitive position. Further, the projections provided consisted of Argus computer models, which included confidential information concerning each individual lease with a lessee. The material assumptions as to the Appraisal are disclosed in the description of the Appraisal attached as Appendix B to the Form S-4 prospectus and we do not believe that the disclosure of the projections provided to the independent valuer is material to investors. Further, even if projections are required to be disclosed, the projections to be included in the Form S-4 prospectus would be the projections furnished in connection with the final valuation by the independent valuer and not the projections previously furnished.

May 8, 2012

Limitations and Qualifications of Fairness Opinion, page 163

103.	We note your statement that the fairness opinion should not be relied on in certain circumstances. While it may be acceptable to include qualifying language concerning subjective analyses based on clearly defined assumptions, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

The supervisor respectfully submits that the language in question does not disclaim responsibility for statements made in the document. Rather, the sentence in question, which appears verbatim in the text of the opinion letter and is standard language for opinion letters from Duff & Phelps, indicates that if the assumptions set forth in the opinion are not correct, the opinion should not be relied upon. In this regard, the supervisor respectfully notes that the sentence in question differs from the disclaimer statements that were the subject of concern identified in the Staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000), which focused on disclaimers by or on behalf of financial advisors regarding the rights of shareholders to rely on a fairness opinion. The sentence in question here does not disclaim or purport to limit the rights of shareholders to rely on the fairness opinion, but instead points out to participants that the opinion should not be relied upon if the stated assumptions in the opinion or any of the facts on which the fairness opinion is based prove to be untrue in any material respect.

Derivation of Exchange Values, page 166

104.	In the table on page 170, we note that a debt obligation of $60,500,000 has been subtracted from ESBA’s total allocable value. Please explain how this unshared debt factored into the determination that financing costs were shared between the property owner and operating lessee.

We supplementally advise the Staff that all financing costs for improvements were considered shared financing costs because the operating leases were modified to provide for sharing of debt service. This debt obligation of $60,500,000, however, relates to financing costs incurred by ESBA in connection with the acquisition of a fee interest, which benefited only ESBA as it was relieved of the obligation to pay the ground rent. We believe this is consistent with the disclosure concerning sharing of financing costs between the fee owner and operating lessee.

Allocation of Common Stock and Operating Partnership Units…, page 174

105.	Please revise the table to indicate that the exchange value of the override interests is being allocated to Malkin Holdings LLC.

Please note that not all of the override interests are held by Malkin Holdings, LLC. The table under “Exchange Value and Allocation of Common Stock – Allocation of Common

May 8, 2012

Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” beginning on page 215 of the Form S-4 prospectus has been revised to show the respective allocation of the exchange value of the override interests to Malkin Holdings, LLC and others.

Conflicts of Interest, page 185

106.	Please provide more details about the “[c]ertain loans [that] will be repaid” in the third full paragraph on page 186. Please identify the private entity, the property not included in the consolidation, and explain the reason for allocating money to this property.

The disclosure has been revised to provide the additional detail.

107.	In the third full paragraph on page 187, please expand your disclosure about the “decision to exercise the option.” Please explain to what option you are referring, and describe the benefits from the exercise of the option that may not be shared by other holders.

We supplementally advise the Staff that the disclosure concerning the “exercise of the option” refers to the option to purchase the option properties, and such disclosure has been moved to the end of the next paragraph on page 229 of the Form S-4 prospectus, beginning with “There may be conflicts regarding the option properties and other excluded properties and excluded businesses.” In that context, we believe that it is clear what this option means and no revision is necessary.

Substantial Benefits to the Supervisor and its Affiliates, page 186

108.	Please clarify whether the bad boy guarantees the operating partnership intends to assume or to indemnify the current guarantors for, would preclude you from allowing an underperforming building to enter into foreclosure without financial penalty from the lender. To the extent this is the case, please disclose this within your discussion of liquidity and capital resources. Also, expand your disclosure to discuss the value of these guarantees, the probability of performance, and the potential financial statement impact.

Reference is made to the disclosure included in response to comment 39. In response to the Staff’s comment, the Company supplementally advises the Staff that the Company does not believe that the guarantees that the operating partnership intends to assume or to indemnify the current guarantors for, would preclude the Company or the Company’s operating partnership from allowing an underperforming building to enter into foreclosure without financial penalty from the lender. The Company has expanded the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust – Liquidity and Capital Resources” on page 283 of the Form S-4 prospectus and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 104 of the Form S-11 prospectus.

May 8, 2012

Revocability of Consent, page 212

109.

We note that revocations are only allowed until the later of the date on which you receive the requisite consents or the 60th day after the date of the consent solicitation statement. Please advise us as to when the consents will become effective under applicable law. Please also tell us your analysis as to how this revocation provision is consistent with Rule 14a-6(l), which contemplates that 60 days must elapse before the taking of the corporate action.

We supplementally advise the Staff that local law does not specifically address when the consents are effective and we believe that the provisions of the prospectus/consent solicitation as to revocability are consistent with local law. Because the proposal will be open for at least 60 days under any circumstance, such a revocation provision is consistent with Rule 14a-6(l).

Consent Procedures for Voluntary Pro Rata Reimbursement Proposal, page 213

110.	Please include a section describing tabulation and revocation procedures for this proposal.

A section describing the tabulation and revocation procedures has been included under “Consent Procedures for Voluntary Pro Rata Reimbursement Proposal” on page 256 of the Form S-4 prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, page 214

111.	Please discuss whether occupancy or rents are driving changes in property revenues.

In response to the Staff’s comment, the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust – Factors That May Influence Future Results of Operations—Leasing” on page 262 of the Form S-4 prospectus and on page 83 of the Form S-11 prospectus.

Third-Party Management and Other Fees, page 235

112.	We note that you recognized substantially higher fees from third-party management and other fees during the nine months ended September 30, 2011. Please tell us the reason for this significant increase in these fees. Additionally, please tell us if these fee increases were also imposed on entities which are part of the predecessor. To the extent that these fee increases would have impacted the appraised value of the management companies, please include additional disclosure within the section Exchange Value and Allocation of Common Stock, beginning on page 165.

May 8, 2012

In response to the Staff’s comment, the Company supplementally advises the Staff that the increase in supervisory fees and property management fees during the nine months ended September 30, 2011 was primarily a result of fee increases at certain of the properties that are not part of the predecessor that were applied retroactively to management and other fees for the nine months ended September 30, 2010, a portion of which were accounted for in the nine months ended September 30, 2011. The increase in these fees was based on changes in the consumer price index since the previous fee increase at each of the affected properties, many of which had not been subject to fee increases for a number of years. In response to the Staff’s comment in the last sentence, the Company has revised the disclosure under “Exchange Value and Allocation of Common Stock – Appraised Value of the Management Companies” on page 208 of the Form S-4 prospectus.

Construction Expenses, page 236

113.	Please describe the new construction projects that were commenced in 2010.

In response to the Staff’s comment, the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust – Results of Operations – Construction Revenue” on page 278 of the Form S-4 prospectus and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Construction Revenue” on page 102 of the Form S-11 prospectus to describe the new construction projects that were commenced in 2010.

Liquidity and Capital Resources, page 241

114.	We note your disclosure in the first paragraph on page 242 regarding the company’s expectation that it will meet short-term liquidity requirements from cash flows from operations, IPO proceeds, and available borrowing capacity. We also note your disclosure on page 14 relating to expected expenditures of $175—$215 million through the end of 2013 for the renovation and repositioning program associated with the Empire State building. Please clarify whether you consider this capital expenditure to be part of “short-term liquidity requirements.” If not, please specifically disclose how you intend to meet those capital needs.

In response to the Staff’s comment, the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust — Liquidity and Capital Resources” on page 283 of the Form S-4 prospectus and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” on pages 105-106 of the Form S-11 prospectus to clarify that the additional capital investments in the Company’s Manhattan office properties pursuant to the Company’s renovation and repositioning program which the

May 8, 2012

Company expects to be between $170.0 million and $210.0 million through the end of 2013 are considered part of both the Company’s short-term and long-term liquidity requirements. In addition, the Company has added additional disclosure to provide that the Company intends to fund the estimated $60.0 million to $70.0 million of capital that is needed beyond 2013 to complete the renovation program at the Empire State Building, through a combination of operating cash flow and borrowings.

Empire State Building Secured Term Loan, page 247

115.	Please confirm that $159.0 million (the initial advance) is the only amount outstanding under this loan.

In response to the Staff’s comment, the Company supplementally confirms to the Staff that, as of each of September 30, 2011 and December 31, 2011, the outstanding amount under the mortgage loan on the Empire State Building was $159.0 million.

The Company’s Portfolio Summary, page 300

116.	Please provide occupancy rates and average effective rent per square foot for each of the last five years. Please break out separately office and retail segments.

In response to the Staff’s comment, with respect to the Empire State Building and One Grand Central Place, the Company has included occupancy rates and average effective rent per square foot for each of the last five years under “The Company Business and Properties – Description of the Company’s Properties – The Empire State Building, New York, New York – Empire State Building Percent Leased and Base Rent” on page 356 and “One Grand Central Place, New York, New York – One Grand Central Place Percent Leased and Base Rent State Building Percent Leased and Base Rent” on page 359 of the Form S-4 prospectus, and under “Business and Properties – Description of Our Properties – The Empire State Building, New York, New York – Empire State Building Percent Leased and Base Rent” and “Business and Properties – Description of Our Properties – One Grand Central Place, New York, New York – One Grand Central Place Percent Leased and Base Rent” on pages 176 and 180 of the Form S-11 prospectus, respectively.

In addition, the Company respectfully notes that, since the remaining properties are not significant properties as defined by Item 14 of Form S-11, and the Company believes that information regarding occupancy rates and average effective rent per square foot for each of the last five years with respect to such properties is not essential to an investor’s understanding of the securities being registered, such disclosure is not required pursuant to Item 15 of Form S-11.

In further response to the Staff’s comment, the Company respectfully notes that separating the disclosure of office and retail segments with respect to the Empire State Building and One Grand Central Place is complicated to extract from the Company’s record methodology, and would involve significant time and expense to compile the necessary data. Accordingly, since the Company believes that this information is not essential to an investor’s understanding of the securities being registered, such disclosure should not be required.

May 8, 2012

117.	Please disclose historical average market rent trends.

In response to the Staff’s comment and further to a telephone conversation between the Company’s counsel and the Staff, the Company believes no additional disclosure is required.

Lease Expirations, page 305

118.	We note that over 6% of your leases are expiring at the end of 2012. Please include a discussion of the relationship between market rents and expiring rents. Also, please compare new rents on renewed leases to prior rent.

In response to the Staff’s comment, the Company has revised the disclosure under “The Company Business and Properties – Lease Expirations” on page 347 of the Form S-4 prospectus and under “Business and Properties – Lease Expirations” on page 166 of the Form S-11 prospectus to include the requested disclosure.

With regard to the comparison of new rents on renewed leases to prior rent, the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust” on page 347 of the Form S-4 prospectus and page 166 of the Form S-11 prospectus under the section “Business and Properties—Lease Expirations” to include a discussion of the impact of lease turnover on revenue changes.

Description of Option Properties, page 329

119.	Please tell us how you have accounted for the options to purchase the option properties, and tell us whether any consideration was exchanged in the purchase of the option, and if so, how much.

In response to the Staff’s comment, the Company supplementally advises the Staff that the option agreements were entered into on November 28, 2011 between Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.) (a controlled subsidiary of Empire State Realty Trust, Inc.) and the property owning entities. No consideration was exchanged between the parties in the establishment of the option. In determining how to account for these options, the Company considered the guidance in ASC 815-10-15-13 which states that certain types of contracts did not have to be accounted for under ASC 815. This exclusion included non exchange-traded contracts with underlyings based upon the price or value of a nonfinancial asset or liability that is not readily convertible to cash or does not require delivery of an asset that is readily convertible to cash, such as real estate. Accordingly, the Company concluded that the option agreements were not derivative contracts that were to be accounted for in accordance with ASC 815.

May 8, 2012

Since the options do not meet the definition of a derivative, the Company will record the option at its cost basis (zero) until such time the option is exercised or we obtain control of the property. At that time, the acquired properties will be recorded in accordance with ASC 805 with values assigned to all of the tangible and intangible assets and liabilities acquired.

Legal Proceedings, page 334

120.	Please update this section.

This section has been revised to reflect recent litigations.

Business of the Subject LLCs, page 358

Related Party Transactions, page 384

121.	Rather than provide a cross-reference to the Conflicts of Interest section, please revise to include in this section all disclosure required by Item 404 of Regulation S-K.

The disclosure has been revised to include the disclosures required under Item 404.

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):, page 451

Adjustment (C), page 451

122.	We note that you have allocated value to certain intangible assets. We also note throughout the filing references to broadcasting licenses and an observatory license. Please advise us how these were considered in identifying intangible assets when allocating the purchase price of Empire State Building Company. Please tell us if Empire State Building Company is a party to these licenses and the material terms of the licenses.

In response to the Staff’s comment, the Company supplementally advises the Staff that the broadcast tower is itself a component of the property which is leased by ESBC. Accordingly, ESBC as subtenant is the responsible party and beneficiary for the broadcast licenses and associated revenues. The broadcast licenses are structured similar to an operating lease in a real estate property. In essence, each contract allows the user the right to a designated space on our broadcast tower and related space in the property where broadcast equipment is located for a specified rental rate and period of time. At the time the Company acquires ESBC, the broadcast licenses will individually be compared to the current market for similar arrangements. To the extent that each of these arrangements is either above-or below-market, the Company will record intangible assets and liabilities to effectively record these contracts at fair value. In the Company’s initial Form S-4 filing, it did not include such contracts in its evaluation. For purposes of the pro forma financial statements, this amount was less than $10.0 million which the Company believes to be immaterial.

May 8, 2012

Observatory license fees represent the rents that the Company receives from a tenant that entered into an operating lease for a retail location that primarily sells souvenirs to visitors to the observatory. On the pro forma financial statements, this lease was included, along with all of the other property leases, as part of our evaluation of the fair value of the existing in-place leases. Accordingly, this lease was considered in the Company’s assessment of the above- and below-market leases recorded as a preliminary value on the pro forma financial statements.

123.	We note that you allocated $1,129,549 to goodwill. Please tell us what consideration you gave to allocating any of this value to a reacquired right intangible asset. It appears that the right to sublease certain buildings, including the Empire State Building, will be reacquired from the acquirees in this transaction; please explain and advise. For reference, see ASC 805-20-25-14.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company considered the guidance in ASC 805, including ASC 805 20-25-14 as part of the evaluation of the appropriate allocation of its purchase price to acquire ESBC and 501 Seventh Avenue Associates L.L.C. (“501 Seventh”). As part of this evaluation, the Company concluded that the acquisition of ESBC and 501 Seventh constituted the acquisition of businesses, which included the termination of the existing sublease contracts between the Company and ESBC and 501 Seventh (the sublessees) to operate the respective buildings during the respective lease terms. The Company does not believe that either of the sublease contracts granted an intangible asset or any other right to ESBC or 501 Seventh, other than the typical right that a tenant has to use a leased asset under an operating lease. That is, these leases, like all leases, conveyed the right to use the underlying asset(s) and these leases allowed the lessees to convey that right to use to other parties via subleases. The Company views the termination of the arrangements to be a termination of operating leases as opposed to the acquisition of the right to use the underlying asset (or the right to convey the right to use). The Company would note that this view is consistent with the accounting for lease terminations over a broad section of leasing transactions accounted for in accordance with ASC 840. Accordingly, as the Company did not transfer any rights to intangible property to ESBC or 501 Seventh, the Company concluded that the termination of the subleases as part of the acquisition of ESBC and 501 Seventh did not result in a reacquisition of a previously granted right.

124.	Please expand your disclosure in footnote (9) to explain how you determined the fair value of the Predecessor’s existing ownership interest.

In response to the Staff’s comment, the Company has revised the disclosure in footnote (9) on page F-17 of the Form S-4 prospectus and page F-13 of the Form S-11 prospectus as requested.

May 8, 2012

125.	We note that you intend to record a settlement gain on the termination of the operating lease with the Empire State Building Company. Please provide us with a detailed analysis regarding how you determined that the current market rate rent would be less than the pre-existing contractual rent under the operating lease. Please quantify the rates used in your calculation and the basis for each of the rates. Please address all of the relevant lease terms when discussing your determination of the pre-existing contractual rent rate.

In response to the Staff’s comment, the Company supplementally advises the Staff that it determined the amount of the settlement gain on the termination of the operating lease with ESBC by estimating the current fair value of the aggregate annual difference between the existing contractual rent and an applicable market rent.

In order to determine an estimate for the current market rent, the Company obtained market information for office properties in Manhattan. In general, the initial year rent for similar arrangements is derived by applying a capitalization rate to the land value. After considering the range of recent transactions and other market indicators, the Company utilized a 4.5% capitalization rate. The land value was estimated by the sales comparison approach, based upon recent market transactions.

The Company made additional adjustments to the estimated market rent to account for the positive impact that the observatory operations have on the value of the lease position. This was estimated at a percentage rent of 5% of observatory net income. With the observatory being a somewhat unique operation, the Company determined that the most appropriate market percentage rent contribution comparison would be for other high customer driven rental operations such as casinos. For these types of operations, the percentage market rent ranges between 3% and 10% of net operating income in addition to base ground rent.

After determining the initial year market rent for this process, a market rent growth rate of 3.0% was applied to this amount throughout the ground lease period.

The contractual rent consisted of fixed annual base rent of $6,018,750 reducing to $5,895,625 commencing January 4, 2013 and overage rent, computed in accordance with the existing lease and our projections of the operations of the property over the remaining term of the lease.

Finally, the difference between the contractual rent and market rent over the remaining non-cancellable term of the lease (through 2076) was discounted using the Company’s estimate of the market discount rate of 8.75%.

Empire State Realty Trust Predecessor Combined Statements of Cash Flows, page F-40

126.	Please tell us, and in your next amendment, disclose what Portfolio planning costs are, and how those costs arose. It appears, based on your disclosure on page F-52, that you believe these costs are offering costs. Please provide us with a more detailed discussion of these costs and how you determined that none of these costs are acquisition-related costs, rather than offering costs.

May 8, 2012

In response to the Staff’s comment, the Company has added the disclosure as requested.

We supplementally advise the Staff that the costs for work done by employees of the supervisor have been included as a component of marketing, general, and administrative expenses on the Predecessor’s financial statements and as professional fees in the non-controlled entities’ financial statements.

Empire State Building Company L.L.C. and Affiliates Consolidated Statements of Income, page F-118

127.	Please tell us why accrued overage rent for the nine months ended September 30, 2011 is significantly higher than accrued overage rent for the prior year period. We note the revenues and operating expenses were relatively similar in both periods.

In response to the Staff’s comment, the Company supplementally advises the Staff that, historically, costs of improvements have been funded by ESBA out of proceeds from mortgage loans and by ESBC out of cash flow from its operations.

Based on the updated $159 million borrowing in 2011, the new credit availability, and the undrawn amount authorized by ESBC under the building improvements program, it is now intended that ESBC will requisition generally all capital improvement and tenanting costs from ESBA commencing for improvements incurred January 1, 2011 and thereafter.

ESBC reported accrued overage rent of $20,821,275 and $6,369,191 for the nine months ended September 30, 2011 and 2010, respectively. The significant increase in overage rent in 2011 is mainly attributable to capitalized improvements and tenanting costs funded in 2011 from proceeds of the $159 million mortgage. During the first nine months of 2010, approximately $36.9 million of improvements and tenanting costs were funded out of ESBC’s cash flow and deducted in computing overage rent, resulting in a reduction in overage rent equal to 50% of such costs, or $17.4 million.

60 East 42nd St Associates L.L.C. Statements of Cash Flows, page F-217

128.	It appears that you have included changes in the amount of payables due to Lessee as Cash flows from investing activities in these statements as well as the Statements of Cash Flows on page F-260. Please tell us how you determined it was appropriate to include changes in payables as investing activities. If this balance represents an accrual for capital expenditures to be reimbursed to the Lessee, please tell us what cash impact that has.

May 8, 2012

In response to the Staff’s comment, the Company supplementally advises the Staff that under the building improvements program (the “Program”), 60 East 42nd St Associates L.L.C. (the “Lessor”) and Lincoln Building Associates L.L.C. (the “Lessee”) have agreed that the Lessor will finance the Program with proceeds from mortgages payable. Since the Program grants the ownership of the improvements to the Lessor, capital expenditures paid for by the Lessee are recorded as a payable in the Lessor’s financial statements with a corresponding receivable in the Lessee’s financial statements. In the Lessor’s September 30, 2011 Form 10-Q, the non-cash changes to the payable were recorded within investing activities to offset non-cash changes to building improvements and equipment and tenant improvements. In the Lessor’s Annual Report on Form 10-K for the year ended December 31, 2011, only the cash additions to building improvements and equipment and tenant improvements are presented.

Supplements

129.	Please disclose the voting procedures for the voluntary pro rata reimbursement proposal.

The supplements have been revised to include a new section entitled “Consent Procedures for Voluntary Pro Rata Reimbursement Proposal” on pages S1-38, S2-38 and S3-38, respectively.

Form of Consent

130.	Please mark the consent form “Preliminary.” See Rule 14a-6(e)(1) of Regulation 14A.

The consent form has been marked “Preliminary.”

131.	Please advise how holders may agree to the lock-up, including any changes from the form attached to the prospectus, by signing the consent form.

We supplementally advise the Staff that the lockup is a part of the transaction that will apply to all participants if the consolidation is consummated. We believe that as a contractual matter, holders can agree to be bound by the lockup, including any permitted changes to the lockup.

Part II

Exhibits, page II-3

132.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for us to review.

May 8, 2012

The Company supplementally advises the Staff that it will file all exhibits as promptly as practicable. The Company will provide drafts of the Exhibit 5.1 and Exhibit 8.1 opinions for the Staff’s supplemental review as soon as they are available.

133.	Please advise us why the Duff & Phelps consent is not filed under Item 601(b)(23).

The supervisor respectfully submits that, consistent with long-standing practice and other Form S-4 filings, the supervisor believes that filing such consent as an Exhibit 99 is customary and appropriate, and the supervisor is unaware of any policy or interpretative positions of the Staff to the contrary.

134.	We note that several exhibits listed in the most recent Form 10-Ks of the subject LLCs are incorporated by reference from filings made several years ago. Please advise us how these filings comply with Item 10(d) of Regulation S-K or, in the alternative, for each subject LLC, please file the documents listed below as applicable. In addition, other material agreements not listed in the Form 10-Ks should be filed under Item 601 of Regulation S-K for each subject LLC, as applicable. Here are the relevant documents that should be filed accordingly:

•	Sublease agreement;

•	Original lease agreement;

•	Participation agreement;

•	Partnership agreement;

•	Joint venture agreement; and

•	Supervisor agreement, if applicable.

Please note that with the exception of the partnership agreement of 60 East 42nd St. Associates L.L.C., the above referenced documents were (i) filed as an exhibit to a registration statements of the subject LLCs and incorporated by reference; (ii) filed as an exhibit to a filing of the subject LLCs made less than five years ago and incorporated by reference; (iii) filed as an exhibit to a filing of the subject LLCs made more than five years ago, available on EDGAR and identified by SEC file number reference and incorporated by reference; or (iv) to the extent that such documents did not comply with Item 10(d) of Regulation S-K, filed as an exhibit to the subject LLCs’ Annual Reports on Form 10-K, each filed on April 11, 2012. The partnership agreement of 60 East 42nd St. Associates L.L.C. will be filed as an amendment to its Form 10-K. There are no other material agreements that have not been filed.

May 8, 2012

135.	Please disclose in the prospectus the terms of the employment agreement with Mr. Anthony E. Malkin (Exhibit 10.13) and the management agreement (Exhibit 10.17).

We supplementally advise the Staff that the terms of the employment agreement and the management agreement will be disclosed in the Form S-4 prospectus once such agreements have been finalized.

Undertakings, page II-5

136.	Please include the undertakings required by Item 512(a) of Regulation S-K or advise us why such revision is not necessary.

The undertakings required by Item 512(a) have been included.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

Yours truly,

/s/ Larry Medvinsky
Larry Medvinsky Clifford Chance US LLP

/s/ Steven A Fishman
Steven A. Fishman, Proskauer Rose LLP

cc:	Anthony E. Malkin

Eric McPhee

Jessica Barberich

Angela McHale

David L. Orlic